EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON MAY 4, 2017
- AND -
MANAGEMENT INFORMATION CIRCULAR

March 15, 2017

Table of Contents
Page
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	2
APPOINTMENT OF PROXY HOLDERS	2
REVOCABILITY OF PROXY	2
SIGNING OF PROXY	3
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES	3
VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES	3
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	4
NOTICE-AND-ACCESS	5
BUSINESS OF THE MEETING	5
COMPENSATION DISCUSSION AND ANALYSIS	14
DIRECTOR COMPENSATION	19
EQUITY COMPENSATION PLAN INFORMATION	21
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	25
TERMINATION AND CHANGE OF CONTROL BENEFITS	26
PENSION PLAN BENEFITS	27
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	27
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	27
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	27
ADDITIONAL INFORMATION	31

SCHEDULE A - NEW BY-LAW NO. 1	A-1
SCHEDULE B - AMENDED AND RESTATED STOCK OPTION PLAN	B-1
SCHEDULE C - AMENDED AND RESTATED INCENTIVE SHARE AWARD PLAN	C-1
SCHEDULE D - MANDATE OF THE BOARD OF DIRECTORS	D-1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.:
NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Toronto Region Board of Trade located at First Canadian Place, Suite 350 – 77 Adelaide Street West, Toronto, Ontario  M5X 1C1 on May 4, 2017 at 4:00 PM ET. The purpose of the meeting is to consider, and to take action with respect to, the following matters:
1.	to receive the audited financial statements of the Corporation for the year ended December 31, 2016, together with the auditors’ report thereon;
2.	to fix the number of directors of the Corporation for the ensuing year at six (6);
3.	to elect the directors of the Corporation for the ensuing year;
4.	to consider and, if thought fit, to approve, an ordinary resolution confirming, ratifying and approving By-law Number 1 as the Corporation’s new form of bylaws;
5.	to consider and, if thought fit, to approve, an ordinary resolution ratifying and approving certain amendments to the stock option plan of the Corporation;
6.	to consider and, if thought fit, to approve, an ordinary resolution ratifying and approving certain amendments to the share award incentive plan of the Corporation;
7.	to appoint auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and
8.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.
Shareholders are referred to the accompanying management information circular dated March 15, 2017 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting.
A shareholder may attend the Meeting in person or may be represented at the Meeting by proxy.  Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:00 PM ET on May 2, 2017 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 4:00 PM ET on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the adjourned Meeting. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on March 24, 2017 are entitled to receive notice of the Meeting.
DATED as of the 15th day of March, 2017.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Matthew C. Coffey
President and Chief Executive Officer

ONCOLYTICS BIOTECH INC.
210, 1167 Kensington Crescent NW
Calgary, Alberta
 T2N 1X7
MANAGEMENT INFORMATION CIRCULAR
Except where indicated otherwise, the following information is dated as at March 15, 2017 and all dollar amounts are in Canadian dollars.
SOLICITATION OF PROXIES
The information contained in this Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) to be used at the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held at the Toronto Region Board of Trade located at First Canadian Place, Suite 350 – 77 Adelaide Street West, Toronto, Ontario  M5X 1C1 on May 4, 2017 at 4:00 PM ET, and at any adjournments or postponements thereof, for the purposes set forth in the Notice of Meeting accompanying this Circular (the “Notice of Meeting”) and in this Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs incurred in the preparation and mailing of this Information Circular and related materials and the costs associated with the solicitation of proxies will be borne by the Corporation.
APPOINTMENT OF PROXY HOLDERS
Dr. Matthew C. Coffey and Kirk J. Look (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. Each Shareholder has the right to appoint a person (who does not need to be a Shareholder) other than Dr. Matthew C. Coffey or Kirk J. Look to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise this right, the names of the nominees of management should be crossed out on the accompanying Instrument of Proxy and the Shareholder should insert the name of the Shareholder’s appointee in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.
A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:00 PM ET on May 2, 2016 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 4:00 PM ET on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the adjourned Meeting.
REVOCABILITY OF PROXY
A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. A form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her Common Shares. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her duly authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being

McCarthy Tétrault LLP, 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attn: Michael Bennett, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the form of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.
SIGNING OF PROXY
The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES
All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR approval of: (i) the fixing of the number of directors at six (6) for the ensuing year; (ii) the election of directors; (iii)  a new form of bylaws for the Corporation; (iv) an amended and restated stock option plan for the Corporation; (v) an amended and restated incentive share award plan for the Corporation; (vi) the reappointment of the Corporation’s current auditors, at such remuneration as may be determined by the board of directors of the Corporation; and (vii) such other matters that may come before the Meeting, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES
Voting of Common Shares - General
The record date for the purpose of determining holders of Common Shares is March 24, 2017 (the “Record Date”). Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote at the Meeting on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than April 24, 2017, which is ten calendar days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.
The Corporation is authorized to issue an unlimited number of Common Shares. As at March 15, 2017, there are 121,258,222 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.
Quorum for the Meeting
At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.
Approval Requirements
All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.
Principal Holders of Common Shares
To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is for Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by proxy except as set forth below. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to Broadridge, in the United States and Canada. Alternatively, Beneficial Shareholders can either call their toll free telephone number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction to vote shares directly at the Meeting, as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.
NOTICE-AND-ACCESS
We have elected to use the “notice-and-access” provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to beneficial holders of our Common Shares (i.e., a shareholder who holds their Common Shares in the name of a broker or an agent) but not in respect of mailings to registered holders of our Common Shares (i.e., a shareholder whose name appears on our records as a holder of Common Shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.
A paper copy of the notice of meeting, this Information Circular, and a voting direction will be mailed to those shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our Common Shares who previously requested to receive such information.
We will be delivering proxy-related materials to non-objecting beneficial owners of our Common Shares directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our Common Shares.
BUSINESS OF THE MEETING
Item 1 - Consolidated Financial Statements and Auditors’ Report
The audited financial statements for the financial year ended December 31, 2016 of the Corporation together with the auditors’ report thereon have been delivered to the Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2016 financial statements, the questions may be brought forward at the Meeting.
Item 2 - Fixing Number of Directors of the Corporation
The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently six (6) directors. At the Meeting, Shareholders will vote, by ordinary resolution, to fix the number of directors of the Corporation at six (6). It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors at six (6).
Item 3 - Election of Directors
At the Meeting, six (6) directors are to be elected. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.
The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.
All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect each of the nominees specified below as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.
The following table sets forth for all persons proposed to be nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of March 15, 2017.
Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Matthew C. Coffey, Ph.D. Alberta, Canada Director since May 11, 2011	President and Chief Executive Officer of the Corporation since January 2017. Interim President and Chief Executive Officer from November 2016 to January 2017. From April 1999 to November 2016, Dr. Coffey held other senior management positions with the Corporation, including Chief Operating Officer, and is a co-founder of the Corporation.	288,550
Angela Holtham,(2)(3) FCPA, FCMA, ICD.D Ontario, Canada Director since June 18, 2014	After 8 years as the Vice President Finance and Chief Financial Officer of The Hospital for Sick Children (“SickKids”) in Toronto, Ms. Holtham now holds a number of Board and Audit Committee governance positions in both the public and private sectors in Canada including IBI Group Inc., the Ontario Financing Authority, and Plexxus (Hospital Administrative Services). Prior to her position at SickKids, Angela held a number of senior positions in both the for-profit and not-for-profit sectors, including 20 years with Nabisco Canada, the last 5 as Senior Vice President and Chief Financial Officer.	30,000
J. Mark Lievonen(2)(4) CM, FCPA, FCA, LLD Ontario, Canada Director since April 5, 2004	Former president of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company. Mr. Lievonen has served on a number of industry and not-for-profit boards including Rx&D, BIOTECanada, the	23,000

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
	Public Policy Forum, the Ontario Institute for Cancer Research, York University and Markham Stouffville Hospital, and is a past Chair of Rx&D, BIOTECanada, the Ontario Genomics Institute, and the Markham Stouffville Hospital Foundation.	23,000
Wayne Pisano, MBA(2)(3)(6) New Jersey, USA Director since May 9, 2013
Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. Mr. Pisano is the former president and Chief Executive Officer of Sanofi Pasteur, one of the largest vaccine companies in the world. After retiring from Sanofi Pasteur in 2011, he served as the president and Chief Executive Officer of VaxInnate a privately held biotech company until November 2016. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, Rochester NY and an MBA from the University of Dayton, Ohio.
		20,000
William G Rice, Ph.D.(4)(5) California, USA Director since June 8, 2015
Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013; from 2003 to present, Chairman, President and Chief Executive Officer of Cylene Pharmaceuticals Inc.; former Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center; former faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine.
		Nil
Bernd R. Seizinger, M.D., Ph.D.(3)(5) New Jersey, USA and Munich, Germany Director since June 8, 2015
Chairman of Oxford BioTherapeutics Limited since 2016; Chairman of Aprea Therapeutics AB since 2015; Executive Chairman of CryptoMedix Inc. since 2015; Chairman of Opsona Ltd. from 2009 to 2016; President and CEO of GPC Biotech Inc. from 1998 to 2009; former VP of Oncology Drug Discovery and VP of Corporate and Academic Alliances at Bristol-Myers Squibb; Senior Faculty Member of Harvard Medical School and Massachusetts General Hospital.
		Nil
Notes:
(1)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
(2)	Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(3)	Member of the Compensation Committee. Mr. Pisano is Chair of this Committee.
(4)	Member of the Governance Committee. Mr. Lievonen is Chair of this Committee.
(5)	Member of the Science and Technology Committee. Dr.'s Rice and Seizinger serve as Co-Chairs of this Committee.
(6)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Governance and Science and Technology Committees.

Majority Voting Policy
The Board has adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chair and to the President, subject to acceptance by the Board. The policy does not apply in circumstances involving contested director elections. The Board is required to consider the resignation, having regard to the best interests of the Corporation and all factors considered relevant and to: (i) accept the resignation; (ii) maintain the director but address what the Board believes to be the underlying cause of the withhold votes; or (iii) reject the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Board with respect to his or her resignation unless there are fewer than three directors who are not required to tender a resignation, in which event the entire Board will proceed in making the determination. To the extent that the Board accepts one or more director resignations, the Board will also determine whether to fill any vacancy prior to the next meeting of the shareholders.
Corporate Cease Trade Orders or Bankruptcies
None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.
None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director or executive officer of any company that, while acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Personal Bankruptcies
None of the above proposed directors have, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
Penalties and Sanctions
None of the above proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.
Item 4 - Approval of New By-Law No.1
Background
The Board of Directors undertook a review of the Corporation’s Bylaw No. 1 and determined that certain provisions were no longer consistent with provisions in the Business Corporations Act (Alberta) (the “ABCA”) or were otherwise not appropriate for a public corporation. Rather than amend such provisions, the Board repealed Bylaw No. 1 in its entirety and adopted the bylaws attached as Schedule “A” to this

Circular as the new Bylaw No. 1 of the Corporation. The new Bylaw No. 1 is considerably shorter as it does not duplicate certain provisions contained in the ABCA.
Section 102 of the ABCA provides that the directors may make, amend or repeal bylaws that regulate the business and affairs of the Corporation and that the repeal of the old Bylaws and the adoption of the new Bylaws must be submitted to Shareholders and the Shareholders by ordinary resolution may confirm, reject or amend the bylaw, amendment or repeal.
Form of Resolution
Shareholders of the Corporation will be asked to approve and ratify the repeal of the previous Bylaw No. 1 enacted and the adoption of the new Bylaw No. 1 made by the Board of Directors on March 9, 2017 by passing the following ordinary resolution:
"BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the "Corporation") that:
(a)	the repeal of the previous By-law No. 1 of the Corporation in its entirety be and is hereby, confirmed, ratified and approved;
(b)
the adoption of the new By-law No. 1 in the form attached to the information circular for the annual general meeting of shareholders of the Corporation to be held on May 4, 2017, be and is hereby confirmed, ratified and approved as a by-law of the Corporation to be effective from the date such by-law was adopted by the board of directors of the Corporation; and

(c)
any one director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things as such director or officer may deem necessary or desirable in connection with the foregoing resolution."

Approval of the foregoing ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to confirm, ratify and approve new By-law No.1 as the bylaws of the Corporation.
Item 5 – Approval of Amended and Restated Stock Option Plan
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, an ordinary resolution ratifying and approving an amended and restated stock option plan (the “Amended Option Plan”) for the Corporation. The following is a summary of the material amendments reflected in the Amended Option Plan as compared to the Corporation’s stock option plan (the “2015 Option Plan”), as approved at the annual and special meeting of the Shareholders held on June 8, 2015.
Amendment to Number of Common Shares Reserved for Issuance
The Corporation’s stock option plan (the “2015 Option Plan”), as approved at the annual and special meeting of the Shareholders held on June 8, 2015, provides for a fixed maximum of 11,412,394 Common Shares reserved for issuance pursuant to the 2015 Option Plan (together with any other security compensation arrangement of the Corporation, including the 2015 Share Award Plan (as defined below)), which as of March 15, 2017 represents approximately 9.41% of the issued and outstanding Common Shares. On March 9, 2017, the Board approved the Amended Option Plan, subject to regulatory and shareholder approval, which includes a change to the number of Common Shares which may be reserved for issuance thereunder such that, if such amendments are approved at the Meeting, the Amended Option Plan will provide that the number of Common Shares reserved for issuance under the Amended Option Plan and all other security based compensation arrangements of the Corporation (including the

Amended Share Award Plan, if approved at the Meeting) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time.
If the Amended Option Plan is approved at the Meeting, the aggregate number of Common Shares issuable pursuant to stock options (“Options”) made under the Amended Option Plan, in combination with all other security based compensation arrangements of the Corporation, including the Amended Share Award Plan, would be 12,125,822 Common Shares based on the number of issued and outstanding Common Shares as of March 15, 2017. As of March 15, 2017, there were an aggregate of 10,934,156 outstanding Options and outstanding and vested Share Awards (as defined herein), representing approximately 9.0% of the outstanding Common Shares, as follows: 8,611,327 Common Shares issuable pursuant to outstanding Options; 900,000 Common Shares issuable pursuant to outstanding PSAs (as defined herein), 1,322,829 Common Shares issuable pursuant to outstanding RSAs (as defined herein); and 100,000 RSAs which were issued to former directors of the Corporation have vested and are no longer available for future grants. Accordingly, an aggregate of 1,191,666 Common Shares, being approximately 0.98% of the outstanding Common Shares would be available for future grants of Options and Share Awards as of March 15, 2017.
The Amended Option Plan is also a “re-loading” plan such that any Options that are exercised or cancelled will become available for the grant of subsequent Options under the plan.
Amendment to Amending Provisions
The Amended Option Plan also expands upon and clarifies the circumstances in which the Board may amend the Amended Option Plan and the terms of Options without the requirement to obtain the approval of Shareholders.  If the Amended Option Plan is approved at the Meeting, the Amended Option Plan will provide that the Board may, at any time and from time to time, amend the Amended Option Plan or any Option, subject to applicable requirements of the Toronto Stock Exchange (“TSX”) and any other stock exchange on which the Common Shares are then listed, without the consent or approval from any holder of Options or Shareholder (provided that no such amendment may be made that will materially prejudice the rights of any holder of previously granted Options without consent by such holder) including without limitation:
(a)	to amend, modify or terminate the Amended Option Plan with respect to all Common Shares in respect of Options which have not yet been granted thereunder;
(b)
to make any amendment of a "housekeeping nature", including to make any amendment  typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the Amended Option Plan or any Option;

(c)
to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Corporation or adding or amending provisions relating to a cashless exercise of Options;

(d)
accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an insider of the Corporation), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;

(e)	adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Option Plan reserve; and
(f)
to make any addition to, deletion from or alteration of the provisions of the Amended Option Plan or any Option that are necessary to comply with applicable law, the requirements of the TSX or any other stock exchange on which the Common Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Amended Option Plan.

Increase to Limits on Annual Grants to Non-Employee Directors
The Amended Option Plan provides for an increase to the limit on the value of all Options granted to any non-management director during a calendar year, as calculated on the date of grant, from $100,000 to $150,000.
Other Amendments
The Amended Option Plan also includes certain other amendments to the 2015 Option Plan which do not require Shareholder approval, including an amendment to the meaning of the term “Change of Control” to a more typical formulation than is contained in the 2015 Option Plan, an amendment that provides that upon a Participant ceasing to be an Eligible Person as a result of the termination of such Participant for cause, all Options held by such Participant shall be immediately terminated, and various “housekeeping” and clerical amendments of a non-substantive nature.
The Amended Option Plan has been approved by the TSX, subject to Shareholder approval. A summary of the 2015 Option Plan is provided below under “Equity Compensation Plan Information – 2015 Option Plan” and a copy of the Amended Option Plan is attached as Schedule “B” to this Circular. If the Amended Option Plan is not approved by Shareholders at the Meeting, the 2015 Option Plan will continue as the stock option plan of the Corporation, unamended, and the Corporation will be entitled to continue to grant Options thereunder to the extent of the limits set forth in the 2015 Option Plan.
Amended Option Plan Resolution
Shareholders of the Corporation will be asked to approve and ratify the Amended Option Plan approved by the Board of Directors on March 9, 2017 by passing the following ordinary resolution:
"BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the "Corporation") that:
(a)
the amended and restated stock option plan of the Corporation, in the form attached to the information circular – proxy statement of the Corporation dated March 15, 2017, be and is hereby ratified and approved until May 4, 2020;

(b)
any one director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things as such director or officer may deem necessary or desirable in connection with the foregoing resolution."

Approval of the foregoing ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to ratify and approve the amended and restated stock option plan of the Corporation.
Item 6 – Approval of Amended and Restated Incentive Share Award Plan
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, an ordinary resolution ratifying and approving an amended and restated incentive share award plan (the “Amended Share Award Plan”) for the Corporation.  The following is a summary of the material amendments reflected in the Amended Share Award Plan as compared to the Corporation’s incentive share award plan (the “2015 Share Award Plan”), as approved at the annual and special meeting of the Shareholders held on June 8, 2015.

Amendment to Number of Common Shares Reserved for Issuance
The 2015 Share Award Plan provides for a fixed maximum of 11,412,394 Common Shares reserved for issuance pursuant to the 2015 Share Award Plan (together with any other security compensation arrangement of the Corporation, including the 2015 Option Plan), which as of March 15, 2017 represents approximately 9.41% of the issued and outstanding Common Shares. On March 9, 2017, the Board approved the Amended Share Award Plan, subject to regulatory and shareholder approval, which includes a change to the number of Common Shares which may be reserved for issuance thereunder such that, if such amendments are approved at the Meeting, the Amended Share Award Plan will provide that the number of Common Shares reserved for issuance under the Amended Share Award Plan and all other security based compensation arrangements of the Corporation (including the Amended Option Plan, if approved at the Meeting) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time.
If the Amended Share Award Plan is approved at the Meeting, the aggregate number of Common Shares issuable pursuant to Share Awards made under the Amended Share Award Plan, in combination with all other security based compensation arrangements of the Corporation, including the Amended Share Award Plan, would be 12,125,822 Common Shares based on the number of issued and outstanding Common Shares as of March 15, 2017. As of March 15, 2017, there were an aggregate of 10,934,156 outstanding Options and outstanding and vested Performance Share Awards (“PSAs”) and Restricted Share Awards (“RSAs” and, together with the PSAs, “Share Awards”), representing approximately 9.0% of the outstanding Common Shares, as follows: 8,611,327 Common Shares issuable pursuant to outstanding Options; 900,000 Common Shares issuable pursuant to outstanding PSAs, 1,322,829 Common Shares issuable pursuant to outstanding RSAs; and 100,000 RSAs which were issued to former directors of the Corporation have vested and are no longer available for future grants. Accordingly, an aggregate of 1,191,666 Common Shares, being approximately 0.98% of the outstanding Common Shares would be available for future grants of Options and Share Awards as of March 15, 2017.
The Amended Share Award Plan is also a “re-loading” plan such that any Share Awards that are vested and redeemed, or are cancelled, terminated or expire prior to the settlement of all or a portion thereof, shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Share Awards pursuant to the plan.
Amendment to Permit Grant of RSAs to Employees and Consultants
The Amended Share Award Plan also permits the grant of RSAs to employees and consultants of the Corporation. Under the 2015 Share Award Plan, the Board had the discretion to grant PSAs to employees and consultants of the Corporation, however, RSAs could only be granted to non-employee directors of the Corporation.
Amendment to Amending Provisions
The Amended Share Award Plan also expands upon and clarifies the circumstances in which the Board may amend the Amended Share Award Plan and the terms of Share Awards granted thereunder without the requirement to obtain the approval of Shareholders. If such amendments are approved at the Meeting, the Amended Share Award Plan will provide that the Board may, at any time and from time to time, amend the Amended Share Award Plan or any Share Award, subject to applicable requirements of the TSX and any other stock exchange on which the Common Shares are then listed, without the consent or approval from any holder of Share Awards or Shareholder (provided that no such amendment may be made that will materially prejudice the rights of any holder of previously granted Share Awards without consent by such holder) including without limitation:
(a)	to amend, modify or terminate the Amended Share Award Plan with respect to all Common Shares in respect of Share Awards which have not yet been granted thereunder;

(b)
to make any amendment of a "housekeeping nature", including to make any amendment  typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the Amended Share Award Plan or any Share Award; and

(c)
to make any addition to, deletion from or alteration of the provisions of the Amended Share Award Plan or any Share Award that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other stock exchange on which the Common Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Amended Share Award Plan.

Increase to Limits on Annual Grants to Non-Employee Directors
The Amended Share Award Plan provides for an increase to the limit on the value of all Share Awards granted to any non-management director during a calendar year, as calculated on the date of grant, from $100,000 to $150,000.
Other Amendments
The Amended Share Award Plan also includes certain other amendments which would not otherwise require Shareholder approval, including changes to:
(a)	remove various provisions relating to adjustment for dividends that are not anticipated to be applicable to the Corporation;
(b)
simplify the process surrounding the grant of Share Awards such that the Board will grant that number of Share Awards as it determines, rather than determining the cash grant value of an award and then calculating the number of Share Awards based on the then market price of the Common Shares;

(c)	clarify that all Share Awards shall vest three years following the date of grant, unless otherwise determined or accelerated by the Board;
(d)
revise the meaning of the term “Change of Control” to a more typical formulation than is contained in the 2015 Share Award Plan and clarifying the entitlement of Participants upon the occurrence of a “Change of Control”;

(e)
clarify and revise the entitlement of a Participant upon such Participant ceasing to be an Eligible Person, including if the Participant ceases to be an Eligible Person due to termination for cause, voluntary resignation, termination upon death, permanent disability or retirement, and termination not for cause, and various “housekeeping” and clerical amendments of a non-substantive nature.
The amendments to the Amended Share Award Plan have been approved by the TSX, subject to Shareholder approval. A summary of the 2015 Share Award Plan  is provided below under “Equity Compensation Plan Information – 2015 Share Award Plan” and a copy of the Amended Share Award Plan is attached as Schedule “C” to this Circular. If the Amended Share Award Plan is not approved by Shareholders at the Meeting, the 2015 Share Award Plan will continue as the incentive share award plan of the Corporation, unamended, and the Corporation will be entitled to continue to grant Share Awards thereunder to the extent of the limits set forth in the 2015 Share Award Plan.

Amended Share Award Plan Resolution
Shareholders of the Corporation will be asked to approve and ratify the amendments to the Share Award Plan made by the Board of Directors on March 9, 2017 by passing the following ordinary resolution:
"BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the "Corporation") that:
(a)
the amendments to the incentive share award plan of the Corporation, in the form attached to the information circular – proxy statement of the Corporation dated March 15, 2017, be and is hereby ratified and approved until May 4, 2020;

(b)
any one director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things as such director or officer may deem necessary or desirable in connection with the foregoing resolution."

Approval of the foregoing ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to ratify and approve the amended and restated incentive share award plan of the Corporation.
Item 7 - Appointment and Remuneration of the Auditors
The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.
COMPENSATION DISCUSSION AND ANALYSIS
The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of two outside, independent directors, Dr. Seizinger and Ms. Holtham, and Mr. Pisano, the Chair of the Board. Mr. Pisano is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee officer of the Corporation or any of its affiliates.
The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.
The key elements of the compensation program are the base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of Options (as defined herein) and Share Awards (as defined herein) are also part of the Corporation’s compensation program and are based on corporate performance. Part of corporate performance includes goals and objectives that are determined based on the strategic planning and budgeting process, which is conducted at least annually. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers, however, no such consultant was engaged in 2016.
Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage a Named Executive Officer (as defined below) to take inappropriate or excessive risks.
Under the Corporation’s corporate trading policy, insiders (including Named Executive Officers and Directors) are not permitted to hedge their position in Common Shares, Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares of the Corporation.
For 2016, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers. For 2017, similar guidelines are expected to be applied.
Annual Bonus, Option Grants and Share Award Grants
Each of the Chief Executive Officer and Chief Financial Officer of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Medical Officer is eligible for a cash bonus of up to 35% of his base salary and the other senior officers are eligible for a cash bonus of up to 15 to 20% of their respective base salaries.  In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.
Performance Graph
The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2011 to December 31, 2016 (assuming a $100 investment was made on December 31, 2011) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.
As outlined in the compensation discussion and analysis, the Compensation Committee balances the various short-term and long-term objectives and provides bonuses and Options and Share Awards based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

	Dec 31 2011	Dec 31, 2012	Dec 31, 2013	Dec 31, 2014	Dec 31, 2015	Dec 31, 2016
Oncolytics Biotech Inc.	$100.00	$99.75	$41.50	$16.00	$9.75	$6.75
S&P/TSX Capped Health Care Index	$100.00	$110.98	$155.36	$183.56	$224.93	$124.98

Compensation Governance
The Compensation Committee exercises general responsibility for the Corporation’s human resources and compensation policies and processes. Among other responsibilities, the Compensation Committee reviews and makes recommendations to the Board regarding the amount of regular and incentive compensation to be paid to the Chief Executive Officer and the amounts of regular and incentive compensation to be paid to certain designated executives after considering the Chief Executive Officer’s assessment of the performance of such executives.
Each member of the Compensation Committee is an independent director and is ineligible to participate in any of the Corporation’s executive officer compensation programs, other than the Option Plan and the Incentive Share Aware Plan. Each member has extensive director and officer experience with various public and private companies in the design and implementation of executive compensation plans.
Compensation Advisors and Executive Compensation-Related Fees
The Compensation Committee, from time to time, engages specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers, however, no such consultant was retained in 2016.
Summary Compensation Table
The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2016, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required (collectively, the “Named Executive Officers”) of the Corporation.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based Awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation(2) ($)	Total compensation ($)

Dr. Matthew C. Coffey(3)(4)	2016	406,714	125,400	-	101,678	N/A	N/A	59,674	693,466
Interim Chief Executive	2015	380,107	N/A	173,307	79,822	N/A	N/A	57,039	690,275
Officer and Chief Operating Officer	2014	370,475	N/A	-	-	N/A	N/A	54,950	425,425

Dr. Bradley G.	2016	519,401	N/A	-	-	N/A	N/A	1,402,387	1,921,788
Thompson(3)(4)	2015	551,937	N/A	287,113	154,542	N/A	N/A	71,215	1,064,807
Former Chief Executive Officer	2014	537,950	N/A	-	-	N/A	N/A	69,029	606,679

Kirk J. Look	2016	325,584	79,800	-	81,396	N/A	N/A	52,981	539,761
Chief Financial Officer	2015	319,200	N/A	109,556	67,032	N/A	N/A	52,014	547,802
	2014	284,200	N/A	-	-	N/A	N/A	48,466	332,666

Dr. Andres A. Gutierrez(5)(6)	2016	68,684	78,000	23,285	-	N/A	N/A	6,354	176,323
Chief Medical Officer	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Dr. George Gill(6)	2016	455,028	N/A	-	-	N/A	N/A	42,090	497,118
Senior VP, Regulatory	2015	438,371	N/A	81,695	61,371	N/A	N/A	40,549	621,986
Affairs & Chief Safety	2014	367,452	N/A	—	—	N/A	N/A	33,990	401,442
Officer

Dr. Alan J. Tuchman(6) (7)	2016	210,722	N/A	-	-	N/A	N/A	19,492	230,214
Chief Neuro Oncology	2015	202,990	N/A	37,906	28,418	N/A	N/A	18.777	288,091
Research Officer	2014	165,825	N/A	-	-	N/A	N/A	15,339	181,164

Notes:
(1)	The value of share and option-based awards are based on the grant date assumptions as disclosed in note 8 “Share Based Payments” in our 2016 audited consolidated financial statements.
(2)
The dollar amounts set forth under this column are related to contributions to the officers’ respective retirement savings plan and amounts provided for health care benefits by the Corporation. With regards to Dr. Thompson, the amount also includes a retirement allowance of $1,330,828, which will be paid over twelve months beginning December 2016.

(3)
On November 2, 2016, Dr. Thompson resigned as President and Chief Executive Officer and  Dr. Coffey was appointed as Interim President and Chief Executive Officer.  Dr. Coffey was appointed President and Chief Executive Officer on January 19, 2017.

(4)	None of the compensation paid to Dr. Thompson and Dr. Coffey related to their roles as directors of the Corporation.
(5)	Dr. Gutierrez was appointed Chief Medical Officer of the Corporation on October 31, 2016.
(6)
US Employees are paid salaries, bonuses and other compensation in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.3427, $1.3840, and $1.1601 for the years 2016, 2015 and 2014, respectively.

(7)	Dr. Tuchman was formerly the Senior VP, Medical and Clinical Affairs of the Corporation. Dr. Tuchman became the Chief Neuro Oncology Research Officer of the Corporation on October 31, 2016.

Employment Agreements
The Corporation has entered into employment agreements with each of the Named Executive Officers (the “Employment Agreements”, each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Coffey is entitled to an annual salary of $430,000 for the calendar year 2017, Mr. Look is entitled to an annual salary of $345,000 for the calendar year 2017, Dr. Gutierrez is entitled to a salary of US$300,000 for the calendar year 2017. Dr. Gill is entitled to an annual salary of US$338,890 for the calendar year 2017 and Dr. Tuchman is entitled to an annual salary of $156,939 for the calendar year 2017. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2016.
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Bradley G.	149,160	2.22	Nov. 15, 2017	Nil	Nil	N/A	Nil
Thompson(2)	50,000	3.06	Nov. 15, 2017	Nil
	215,000	6.72	Nov. 15, 2017	Nil
	18,000	4.31	Nov. 15, 2017	Nil
	240,000	3.89	Nov. 15, 2017	Nil
	240,000	4.21	Nov. 15, 2017	Nil
	360,000	1.74	Nov. 15, 2017	Nil
	608,000	0.42	Nov. 15, 2017	Nil

Dr. Matthew	33,333	2.22	Dec 12, 2017	Nil	330,000	89,100	Nil
C. Coffey	30,000	3.06	Dec 8, 2019	Nil
	115,000	6.72	Dec 14, 2020	Nil
	18,000	4.31	July 27, 2021	Nil
	125,000	3.89	Dec 14, 2021	Nil
	125,000	4.21	Dec 17, 2022	Nil
	240,000	1.74	Dec 11, 2023	Nil
	734,000	0.42	Dec 1, 2025	Nil

Kirk J. Look	4,700	2.25	Jan18, 2017	Nil	210,000	56,700	Nil
	9,000	2.22	Dec 12, 2017	Nil
	10,000	3.06	Dec 8, 2019	Nil
	25,000	6.72	Dec 14, 2020	Nil
	35,000	3.89	Dec 14, 2021	Nil
	200,000	2.00	Nov 13, 2022	Nil
	40,000	4.21	Dec 17, 2022	Nil
	160,000	1.74	Dec 11, 2023	Nil
	464,000	0.42	Dec 1, 2025	Nil

Dr. Andres Gutierrez	150,000	0.26	Nov 10, 2026	Nil	300,000	81,000	Nil

Dr. George	16,667	2.22	Dec 12, 2017	Nil	Nil	N/A	Nil
Gill	15,000	3.06	Dec 8, 2019	Nil
	25,000	6.72	Dec 14, 2020
	35,000	3.89	Dec 14, 2021
	40,000	4.21	Dec 17, 2022
	80,000	1.74	Dec 11, 2023
	250,000	0.42	Dec 1, 2025

Dr. Alan J.	10,000	2.85	May 11, 2020	Nil	Nil	N//A	Nil
Tuchman	50,000	2.32	Oct 1, 2022	Nil
	15,000	4.21	Dec 17, 2022	Nil
	55,000	1.74	Dec 11, 2023	Nil
	116,000	0.42	Dec 1, 2025	Nil

Note:
(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the Options on the TSX on December 31, 2016 ($0.27), and the exercise price of the Options.
(2)	Dr. Thompson resigned as President and Chief Executive Officer on November 2, 2016.
(3)	These amounts are calculated based on the closing price of the Common Shares on the TSX on December 31, 2016 ($0.27).

Value Vested or Earned During the Year
The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2016.
Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Bradley Thompson (2)	Nil	Nil	N/A
Dr. Matthew C. Coffey	Nil	Nil	N/A
Kirk J. Look	Nil	Nil	N/A
Dr. George Gill	Nil	Nil	N/A
Dr. Alan Tuchman	Nil	Nil	N/A

Note:
(1)	Option-based awards are granted at the market price at the dates of grant, and were either vested on the date of grant, or were out-of-the-money on the vesting date.
(2)	Dr. Thompson resigned as President and Chief Executive Officer on November 2, 2016.

DIRECTOR COMPENSATION
Director Compensation Table
The following table details the compensation received by each director of the Corporation (“Director”) in 2016 who is not a salaried employee of the Corporation.  Dr. Thompson resigned as President and Chief Executive Officer on November 2, 2016 and as a director on December 6, 2016.  Dr. Thompson did not receive any compensation related to his role as a director of the Corporation in 2016.
Name	Fees Earned ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jim Dinning(3)	15,000	Nil	Nil	Nil	N/A	Nil	15,000
Angela Holtham	80,457	26,263	Nil	Nil	N/A	Nil	106,720
Mark Lievonen	72,922	26,263	Nil	Nil	N/A	Nil	99,185
Wayne Pisano	75,422	50,691	Nil	Nil	N/A	Nil	126,113
William Rice	71,672	26,263	Nil	Nil	N/A	Nil	97,935
Bob Schultz(4)	18,955	Nil	Nil	Nil	N/A	Nil	18,955
Bernd Seizinger	57,337	40,169	Nil	Nil	N/A	Nil	97,506

Notes:
(1)	Directors are paid fees in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.3427.
(2)	The value of share based and option based awards are based on the grant date assumptions as disclosed in note 8 “Share Based Payments” in our 2016 audited consolidated financial statements.
(3)	Mr. Dinning resigned as a director on March 10, 2016. Amounts reflect compensation received by Mr. Dinning prior to his resignation.

(4)	Mr. Schultz did not stand for re-election to the Board at the annual general meeting of the Corporation held on May 5, 2016. Amounts reflect compensation received by Mr. Schultz prior to this date.

The Board has approved the following compensation structure for the independent directors.
Annual Retainer (USD):

Board chair annual retainer	$80,000
Audit Committee chair retainer	$60,000
Governance & Compensation Committee chair retainers	$50,000
All other directors’ retainer	$40,000

Additional Retainer for Non-Chair Directors Serving on The Following Board Committees (USD):

Audit	$10,000
Governance	$5,000
Compensation	$5,000
Science and Technology	$15,000

Directors, annually, may opt to take up to 100% of their respective annual retainer in RSAs.
In addition to the combined retainer, the Corporation will grant annually to each Director $20,000 of RSAs that will vest over a three year period. The annual RSA grant will be granted on October 1 of each year.
The Corporation also grants to directors, from time to time, stock options in accordance with the Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. During the year ended December 31, 2016, total compensation of $561,414 was paid to the independent directors which consisted of fee payments of $391,765 and Share Awards of $169,649.
Outstanding Share-Based Awards and Option Based Awards
The following table sets forth for each Director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at December 31, 2016.
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(4) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Angela Holtham	50,000	1.46	June 18, 2024	Nil	129,586	34,988	Nil

Mark Lievonen	10,000	2.25	Jan 18, 2017	Nil	129,586	34,988	Nil
	17,500	2.22	Dec 12, 2017	Nil
	17,500	3.06	Dec 8, 2019	Nil
	30,000	6.72	Dec 14, 2020	Nil
	35,000	3.89	Dec 14, 2021	Nil
	35,000	4.21	Dec 17, 2022	Nil
	35,000	1.74	Dec 11, 2023	Nil

Wayne Pisano(2)	50,000	2.89	May 9, 2023	Nil	209,982	56,695	Nil
	30,000	1.74	Dec 11, 2023	Nil

William Rice	50,000	0.80	June 8, 2025	Nil	129,586	34,988	Nil

Bernd Seizinger(3)	50,000	0.80	June 8, 2025	Nil	174,089	47,004	Nil

Notes:
(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the options on the TSX on December 31, 2016 ($0.27), and the exercise price of the options.
(2)	Mr. Pisano elected to receive US$20,000 of his annual retainer in RSAs.
(3)	Dr. Seizinger elected to receive US$12,000 of his annual retainer in RSAs.
(4)	These amounts are calculated based on the closing price of the Common Shares on the TSX on December 31, 2016 ($0.27).

Value Vested or Earned During the Year
The following table sets forth for each Director the value vested on all option-based awards, share-based awards, and value earned on non-equity incentive plan compensation during the financial year ending December 31, 2016.
Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)

Jim Dinning(1)	Nil	19,000	N/A
Angela Holtham	Nil	Nil	N/A
Mark Lievonen	Nil	Nil	N/A
Wayne Pisano	Nil	Nil	N/A
William Rice	Nil	Nil	N/A
Robert Schultz(2)	Nil	28,719	N/A
Bernd Seizinger	Nil	Nil	N/A

Notes:
(1)	Mr. Dinning resigned from the Board on March 10, 2016.
(2)	Mr. Schultz did not stand for re-election to the Board at the annual general meeting of the Corporation held on May 5, 2016.

EQUITY COMPENSATION PLAN INFORMATION
2015 Option Plan
The following is a summary of the 2015 Option Plan.  Certain amendments to the 2015 Option Plan are proposed for approval by the Shareholders at the Meeting.  See “Business of the Meeting – Item 5 –Approval of Amended and Restated Stock Option Plan”.  If the Amended Option Plan is not approved by Shareholders at the Meeting, the 2015 Option Plan will continue as the stock option plan of the Corporation, unamended, and the Corporation will be entitled to continue to grant Options thereunder to the extent of the limits set forth in the 2015 Option Plan.
The Corporation, with the approval of its Shareholders, has established the 2015 Option Plan, and, through amendments from time to time, has maintained a pool of Options to purchase Common Shares with a fixed maximum of 11,412,394 Common Shares, representing approximately up to 10% of the Corporation’s issued and outstanding Common Shares as at the date of approval of the 2015 Option Plan.  As of March 15, 2017, 8,611,327 Common Shares, being approximately 7.10% of the outstanding Common Shares, are issuable pursuant to outstanding Options. As 900,000 PSAs and 1,322,829 RSAs, representing approximately 0.74% and 1.1%, respectively, of the outstanding Common Shares as of March 15, 2017 have been granted under the 2015 Share Award Plan and an additional 100,000 RSAs previously issued to former directors of the Corporation have vested and are no longer available for future grants, an aggregate of 478,238 Common Shares, being approximately 0.39% of the outstanding Common Shares are available for future grants of Options and Share Awards under the 2015 Option Plan and 2015 Share Award Plan as of March 15, 2017.  If approved at the Meeting, the Amended Option Plan will provide that the number of Common Shares reserved for issuance under the Amended Option Plan and all other security based compensation arrangements of the Corporation (including the Amended Share Award Plan, if approved at the Meeting) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time.
Under the 2015 Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation or any subsidiary of the Corporation to whom Options may be granted and the number of Options to be granted to each.
The number of Common Shares available that may be acquired under Option granted to a participant under the 2015 Option Plan (a “Participant”) shall be determined by the Board at the time the Option is granted, provided that: (i) the aggregate number of Common Shares issuable under the 2015 Option Plan at any time, together with all other security based compensation arrangements of the Corporation, to insiders shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); (ii) the aggregate number of Common Shares issued pursuant to the 2015 Option Plan to insiders, together with all other security based compensation arrangements of the Corporation, within a one year period shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iii) the aggregate number of Common Shares reserved for issuance to any one Participant under the 2015 Option Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
The value of Option grants to each non-employee Director shall not exceed $100,000 annually for any individual non-employee Director (other than initial Option grants to new directors).
Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option can be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.
Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the Participant’s rights pass by the Participant’s will or applicable law following the death or permanent disability of a Participant.
The 2015 Option Plan provides that if the expiration date of an Option occurs during a “blackout period” or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.
Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation ceases to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, all of such Participant’s outstanding Options will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the 2015 Option Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option. In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Participants are entitled to exercise in full or in part any unexercised Options previously granted to such Participant pursuant to the 2015 Option Plan, whether vested or not, either during the term of the Option or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or the cessation or termination of the Participant as a director, officer, employee or consultant of the Corporation, whichever first occurs. Subject to any written agreement between the Corporation and a Participant providing otherwise, if in the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one year, and in the case of Options held by other persons, by not more than three years, but in no case longer than the normal expiry of the Options.
The 2015 Option Plan and any Options granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders subject to any required approval of the TSX. Such changes may include, without limitation: minor changes of a “housekeeping” nature; changes to the vesting provisions of an Option or the 2015 Option Plan or adding a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying Common Shares from the 2015 Option Plan reserve. Notwithstanding the foregoing, Shareholder approval is required for any change to the 2015 Option Plan or Options granted under it which:
(a)	increases the number of Common Shares reserved for issuance under the 2015 Option Plan;
(b)
extends eligibility to participate in the 2015 Option Plan to persons other than officers, directors, and employees of the Corporation or its subsidiaries and consultants to the Corporation or its subsidiaries;

(c)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;
(d)	permits awards other than Options to be made under the 2015 Option Plan;
(e)	extends the term of an Option beyond the maximum expiry date set out in the 2015 Option Plan (except where an expiry date would have fallen within a blackout period;
(f)
reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

(g)	changes the insider participation limitation at any time under the 2015 Option Plan; or
(h)	amends the amending provision of the 2015 Option Plan.
2015 Share Award Plan
The following is a summary of the 2015 Share Award Plan. Certain amendments to the 2015 Share Award Plan are proposed for approval by the Shareholders at the Meeting.  See “Business of the Meeting – Item 6 – Approval of Amended and Restated Share Award Plan”.  If the Amended Share Award Plan is not approved by Shareholders at the Meeting, the 2015 Share Award Plan will continue as the incentive share award plan of the Corporation, unamended, and the Corporation will be entitled to continue to grant Share Awards thereunder to the extent of the limits set forth in the 2015 Share Award Plan.
The Corporation, with the approval of its Shareholders, has established the 2015 Share Award Plan.  Under the 2015 Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue PSAs to eligible employees, including officers, and RSAs to non-employee Directors. The aggregate number of issuable Common Shares pursuant to Share Awards made under the 2015 Share Award Plan, in combination with all other security based compensation arrangements of the Corporation, including the 2015 Option Plan, is 11,412,394 Common Shares. As of March 15, 2017, 900,000 PSAs and 1,322,829 RSAs, representing approximately 0.74%

and 1.1%, respectively, of the outstanding Common Shares as of March 15, 2017 have been granted under the 2015 Share Award Plan and an additional 100,000 RSAs which were issued to former directors of the Corporation have vested and are no longer available for future grants. As 8,611,327 Common Shares, being approximately 7.10% of the outstanding Common Shares, are issuable pursuant to outstanding Options, an aggregate of 478,238 Common Shares, being approximately 0.39% of the outstanding Common Shares are available for future grants of Options and Share Awards under the 2015 Option Plan and the 2015 Share Award Plan as of March 15, 2017.
If approved at the Meeting, the Amended Share Award Plan will provide that the number of Common Shares reserved for issuance under the Amended Share Award Plan and all other security based compensation arrangements of the Corporation (including the Amended Option Plan, if approved at the Meeting) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time.  In addition, if approved at the Meeting, the Amended Share Award Plan will provide that RSAs can be granted to employees and consultants, in addition to non-employee Directors.
Subject to earlier vesting in accordance with the terms of the 2015 Share Award Plan and unless otherwise determined by the Board, RSAs and PSAs granted under the 2015 Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) and each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) multiplied by the percentage of outstanding PSAs that will vest based upon the relative achievement of any performance-related measures or criteria as determined by the Board in its sole discretion, which may include the Corporation’s performance compared to identified operational or financial targets and the Corporation’s shareholder return.
The 2015 Share Award Plan provides that if the issue date of any Share Award occurs during a blackout period, then the issue date for such Share Award shall not occur until the date which is the tenth (10th) business day after the last day of the such blackout period.
The aggregate number of Common Shares issuable at any time to insiders, under all security based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The aggregate number of Common Shares issued pursuant to all security based compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Incentive Share Award Plan further provides that the aggregate number of Common Shares reserved for issuance to any one participant under all security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
The maximum number of Common Shares that may be reserved for issuance to non-employee Directors pursuant to RSAs under the Incentive Share Award Plan is 1% of the Common Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such non-employee Director under any other security based compensation arrangement, and the total annual grant of RSAs to any one non-employee Director cannot exceed a grant value of $100,000.
If a grantee ceases to be an “Eligible Employee” under the 2015 Share Award Plan for any reason other than termination without cause, death, disability or retirement of the grantee or ceases to be a director due to the failure of the grantee to stand for or obtain re-election to the Board, all outstanding Share Award agreements under which Share Awards have been granted to such grantee shall be immediately terminated. If a grantee is terminated without cause, any Common Shares awarded pursuant to any PSA to such grantee that have not yet vested and been issued, but would be eligible for vesting and issuance during the notice period specified in such grantee’s employment agreement shall vest on the termination date. Upon the death, permanent disability or retirement of a grantee, all outstanding Share Award agreements under which Share Awards have been made to such grantee prior to such date shall be terminated and all rights to receive Common Shares pursuant to Share Awards that have not vested shall be forfeited by the grantee effective as of 12 months from such date. Except in the case of death, the right to receive Common Shares pursuant to a Share Award granted to a grantee may only be exercised by such grantee personally. Share Awards granted to grantee under the 2015 Share Award Plan are non-assignable.
The 2015 Share Award Plan and any Share Awards granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the TSX. Such changes may include, without limitation: minor changes of a “housekeeping” nature; changes to the vesting provisions of a Share Award or the 2015 Share Award Plan or adding a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of the underlying Common Shares from the 2015 Share Award Plan reserve. Notwithstanding the foregoing, the 2015 Share Award Plan or a Share Award may not be amended without shareholder approval to:
(a)	increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time;
(b)
increase the number of Common Shares issuable to insiders, non-employee Directors or any one 2015 Share Award Plan participant, at any time under the 2015 Share Award Plan, together with all other security based compensation arrangements of the Corporation;

(c)
increase the number of Common Shares issued to insiders within any one-year period, under the 2015 Share Award Plan, together with all other security based compensation arrangements of the Corporation;

(d)	expand the categories of individuals contained in the definition of “Eligible Employee” who are eligible to participate in the 2015 Share Award Plan;
(e)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the 2015 Share Award Plan;
(f)
permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

(g)	change the terms of any Share Awards held by insiders; and
(h)	change the amendment provisions of the 2015 Share Award Plan.
In addition, no amendment to the 2015 Share Award Plan or any Share Awards granted pursuant thereto may be made without the consent of an 2015 Share Award Plan participant if it adversely alters or impairs the rights of such participant in respect of any Share Award previously granted to such participant under the 2015 Share Award Plan.
Certain amendments to the Share Award Plan are proposed for approval by the Shareholders at the Meeting.  See “Business of the Meeting – Item 6 – Approval of Amended and Restated Incentive Share Award Plan”.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The Corporation currently has two share based compensation plans: the Option Plan and the Incentive Share Award Plan.
As at December 31, 2016, the only outstanding Options, warrants and rights granted under an equity compensation plan were Options granted under the Option Plan and RSAs granted under the Incentive Share Award Plan. The Common Shares available for issuance under such plans as at December 31, 2016 are as follows:

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options and RSAs	Weighted-average exercise price of outstanding Options(1)	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	9,587,056	$1.97	1,725,338
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,587,056	$1.97	1,725,338

Note:
(1)	Relates to outstanding Options only.

See “Equity Compensation Plan Information – 2015 Option Plan” and “Equity Compensation Plan Information – 2015 Share Award Plan” for particulars of the outstanding Options and Share Awards as at March 15, 2017.
TERMINATION AND CHANGE OF CONTROL BENEFITS
If the Employment Agreements of the Named Executive Officer (other than Dr. Thompson who resigned as President and Chief Executive Officer of the Corporation on November 2, 2016) are terminated by the Corporation other than for cause, Dr. Coffey, Mr. Look, Dr. Gutierrez, Dr. Tuchman and Dr. Gill shall be entitled to 12 months’ pay in lieu of notice. If the Employment Agreements are terminated by the Corporation other than for cause, then all unexercised and unvested Options then held by each are governed by the terms of the Option Plan and all unvested Share Awards held by each are governed by the terms of the Incentive Share Award Plan. Furthermore, if there is a change of control of the Corporation and Dr. Coffey, Mr. Look, Dr. Gutierrez, Dr. Tuchman or Dr. Gill, are terminated without cause within one year following such change of control, then the terminated employee shall be entitled to 24 months’ pay in lieu of notice. Termination pay as discussed in this paragraph includes payment in lieu of benefits that otherwise would have been earned during the applicable term.
The following table reflects amounts payable to the Named Executive Officers (other than Dr. Thompson who resigned as President and Chief Executive Officer of the Corporation on November 2, 2016) with termination without cause or change of control benefits, assuming that their employment was terminated on December 31, 2016 without cause or due to a change of control of the Corporation.
Name	Termination without Cause Severance(1) ($)	Change of Control Severance(2) ($)

Dr. Matthew C. Coffey	492,235	984,470
Kirk J. Look, CA	400,223	800,445
Dr. Andres Gutierrez(3)	328,500	657,000
Dr. George Gill, MD(3)	370,987	741,974
Dr. Alan Tuchman(3)	172,206	344,412

Notes:
(1)
As at December 31, 2016, all Options granted to the Named Executive Officers had fully vested, except for the options granted on December 1, 2015 and November 10, 2016. As a result, all Named Executive Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Named Executive Officer is terminated unless otherwise approved by the Board of Directors.

(2)
On a change of control of the Corporation, the Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such officer is terminated.

(3)	US Employees are paid in US dollars and are presented in US dollars.

PENSION PLAN BENEFITS
The Corporation does not provide pension plan benefits to its Named Executive Officers and employees.
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
There are no material interests, direct or indirect, of directors, proposed directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.
The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year-end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.
The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.
Composition of the Board
As at December 31, 2016, the Corporation had six (6) Board members. A majority of the directors of the Corporation are independent. The five (5) independent directors of the Corporation were Angela Holtham, Mark Lievonen, Wayne Pisano, William Rice and Bernd Seizinger.
The one director of the Corporation who is not independent is Dr. Matthew C. Coffey, the President and Chief Executive Officer of the Corporation. Dr. Coffey held those roles in an interim capacity as at December 31, 2016.
The directors of the Corporation who are also directors of other reporting issuers are as follows:
Director	Other Reporting Issuers
Angela Holtham	IBI Group Inc.
Wayne Pisano	Immunovaccine Inc.
William Rice	Aptose Biosciences Inc.

Mr. Wayne Pisano, the Chair, is an independent director. The principal responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the President and Chief Executive Officer on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the President and Chief Executive Officer, or personal liability matters.
Board Mandate
The text of the Board’s written mandate is attached as Schedule “D” to this Circular.
Attendance at Meetings
The following is a summary of attendance of the directors at meetings of the Board and its committees since January 1, 2016.
Director	Board	Audit Committee	Governance Committee	Compensation Committee
Wayne Pisano(1)	8 of 8	4 of 4	3 of 3	3 of 3
Dr. Brad Thompson(2)	6 of 6	N/A	N/A	N/A
Dr. Matt Coffey	8 of 8	N/A	N/A	N/A
Jim Dinning(3)	1 of 1	1 of 1	N/A	1 of 1
Mark Lievonen(4)	8 of 8	4 of 4	3 of 3	N/A
Robert Schultz(5)	2 of 2	2 of 2	1 of 1	1 of 1
Angela Holtham	8 of 8	4 of 4	N/A	3 of 3
William Rice	8 of 8	N/A	3 of 3	N/A
Bernd Seizinger	8 of 8	N/A	N/A	3 of 3

Notes:
(1)	As Chair of the Board, Mr. Pisano is an ex-officio member of the Governance and Science and Technology Committees, is a member of the Audit Committee and is Chair of the Compensation Committee.
(2)	Mr. Thompson resigned as a director on December 6, 2016.
(3)	Mr. Dinning resigned as a director on March 10, 2016.
(4)	On May 10, 2016, Mr. Lievonen became a member of the Audit Committee.
(5)	Mr. Schultz did not stand for re-election as a director at the annual general meeting of the Corporation held on May 5, 2016.

(6)	Dr.'s Rice and Seizinger are Co-Chairs of the Science and Technology Committee.

While the independent Board members do not regularly schedule meetings at which neither non-independent directors or members of management are present, such independent directors hold in camera sessions at each regularly scheduled Board meeting and the Board otherwise ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist.  In cases where a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the ABCA and the Board’s mandate.  The Board may determine that it is appropriate to hold in camera sessions excluding directors with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself or herself from considering and voting with respect to the matter under consideration.
Position Descriptions
The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer which delineates the role and responsibilities of this position.
Orientation and Continuing Education
The Board provides new directors with the Board and committee mandates and reviews these with the new Board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.
The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.
Ethical Business Conduct
The Board has adopted a written code of conduct for the directors, officers and employees of the Corporation. A copy of the code is available on the Corporation’s website www.oncolyticsbiotech.com. The Board satisfies itself regarding compliance with the code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries of management.
The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.
The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.
Nomination of Board Members
The Corporation identifies potential director candidates through a search process that may include the use of an executive search firm. Qualifications of potential candidates are reviewed and interviews are held by members of the Governance Committee with the potential candidates. The Governance Committee makes recommendations to the Board with respect to new director candidates.

The Governance Committee is comprised entirely of independent directors. The Governance Committee, in its capacity as the nominating committee, has the responsibility to present the annual slate of directors to the Board for the Board’s approval. Once approved by the Board, the proposed selection is then presented to the Shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.
Determination of Compensation of Directors and Officers
The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program, including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.
Further information regarding the activities of the Compensation Committee is provided above under the heading “Compensation Discussion and Analysis”.
Other Board Committees
The Board has established three committees, each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee and the Governance Committee. Mandates for the Board and each of the committees of the Board can be found on the Corporation’s website under “Investor Center/Corporate Governance” at www.oncolyticsbiotech.com/investor-centre/corporate-governance.
Assessments of Directors and the Board
Through its Governance Committee, the Board assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the Shareholders at the next annual meeting.
Director Term Limits
The Corporation actively encourages independent board member renewal through its formal term limit policy, adopted on June 30, 2015, whereby the independent director term limit is set at 12 years. Under the policy, the Board maintains the discretion to extend a directors’ term, if under the circumstances, it is in the best interest of the Corporation and its shareholders. This in practice ensures that new independent directors are appointed regularly, without losing the experience base of long serving directors.
Mr. Lievonen, an independent director, has been a member of the Board since April 5, 2004 and, accordingly, under the Corporation’s director term limit policy, his term is scheduled to expire at the Meeting.  The Board has, however, determined to exercise its discretion to extend Mr. Lievonen’s term as a director for an additional year as, in the circumstances, it has determined that it is the best interests of the Corporation and its shareholders to do so.
Policies Regarding the Representation of Women on the Board
While the Board recognizes the potential benefits from new perspectives which could manifest through increased gender diversity within its ranks, the Board has not formally adopted a written board diversity policy regarding the number or percentage of female members that it wishes to include on the Board. The

Board does not believe it is in the Corporation’s interests to implement a written board diversity policy at this time. The selection of candidates for appointment to the Board will continue to be based on the skills, knowledge, experience and character of individual candidates and the requirements of the Board at the time, with achieving an appropriate level of diversity on the Board being one of the criteria that the Governance Committee considers when evaluating the composition of the Board.
When considering candidates for senior management positions, the Corporation focuses on attracting and retaining experienced and highly skilled individuals that can add value to its business. Rather than considering the level of representation of women in executive officer positions when making executive officer appointments, the Corporation considers all candidates based on their merit and qualifications relevant to the specific role.
Additionally, while the Corporation recognizes the benefits of diversity at all levels within its organization, the Corporation does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of female board nominees or candidates for executive management positions or that would otherwise force the composition of the Board or the Corporation’s executive management team. The Board does not believe it is in the Corporation’s best interests to implement such targets at this time.
As of the date hereof, there is one woman director on the Board, representing 16.7% of the six directors on the Board and 20.0% of the five independent directors on the Board.
Director Shareholding Requirements
The Board recognizes that share ownership by members of the Board is a key element of strong corporate governance. In 2014, the Board adopted a director shareholding requirement policy that each independent director will have purchased common shares on the open market equal to one times the director’s base annual retainer.  On March 10, 2016, the Board amended the director shareholder requirement to include common shares purchased on the open market and any RSAs issued.  The value of each director’s shareholdings will be based on the purchase price of the common shares and the grant date value of any RSAs and will be reported to the Board at each regular meeting.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative annual financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.

SCHEDULE A
 NEW BY-LAW NO. 1

ONCOLYTICS BIOTECH INC.

BY-LAW NO. 1
A by-law relating generally to
the transaction of the business
 and affairs of Oncolytics Biotech Inc.

BE IT ENACTED as a by-law of Oncolytics Biotech Inc. as follows:
DIVISION ONE
INTERPRETATION
1.01  Definitions.  In the by-laws and all ordinary and special resolutions of the Corporation, unless the context otherwise requires:
(a)	“Act” means the Business Corporations Act (Alberta) and the regulations thereunder, as from time to time amended, re-enacted or replaced;
(b)	“articles” means the articles of incorporation of the Corporation, as from time to time amended or restated;
(c)	“board” means the board of directors of the Corporation;
(d)	“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;
(e)	“Corporation” mean Oncolytics Biotech Inc.;
(f)	“meeting of shareholders” includes, unless the context otherwise requires, an annual or special meeting of shareholders or of any class or classes of shareholders;
(g)	“STA” means the Securities Transfer Act (Alberta) and the regulations made thereunder, as from time to time amended, re-enacted or replaced.
1.02  Interpretation  Subject to section 1.01 of the by-laws, words and expressions defined in the Act have the same meanings when used herein and words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.
1.03  Subordination These by-laws are subordinate to and should be read subject to the Act, the articles of the Corporation and any other applicable law.

DIVISION TWO
DIRECTORS
2.01  Calling of and notice of meetings  Meetings of the board will be held on such day and at such time and place as the President and Chief Executive Officer of the Corporation or any two directors may determine.  Notice of meetings of the board will be given to each director not less than 24 hours before the time when the meeting is to be held.  Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.
2.02  Quorum  A majority of the directors in office constitutes a quorum at any meeting of directors.
2.03  Votes to govern  At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will not be entitled to a second or casting vote.
2.04  Interest of directors and officers generally in contracts  No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Act.
2.05  Meetings by telephonic or electronic means  A meeting of the directors may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Each director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting and, in the absence of any such specification, at the place where or from which the chair of the meeting shall have presided.
DIVISION THREE
SHAREHOLDERS’ MEETINGS
3.02  Quorum  At any meeting of shareholders a quorum will be two persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting and holding or representing by proxy not less than 5% of the votes entitled to be cast at the meeting.
3.03  Meetings by telephonic or electronic means  A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.
3.04  Postponement or cancellation of meetings  A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

3.05  Procedures at meetings  The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order.  Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.
3.06  Notice-and-access  Notwithstanding anything contained elsewhere in the by-laws and, subject to the Act, the Corporation shall be entitled, at its discretion, to utilize the notice-and-access method of delivering shareholder meeting materials, soliciting proxies and receiving voting instructions from registered and beneficial shareholders adopted by the Canadian Securities Administrators in the amendments to the rules for communication between reporting issuers and their shareholders, as such rules may be modified from time to time.
DIVISION 4
INDEMNIFICATION
4.01  Indemnification of directors and officers  The Corporation will indemnify any director or officer of the Corporation, any former director or officer of the Corporation or any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the Act and will, subject to the terms of any indemnification agreement between the indemnified party and the Corporation, advance moneys to the indemnified party for costs, charges and expenses reasonably incurred by the indemnified party in respect of any proceeding in which the indemnified party is, or has been or may be involved or is or may be liable for or in respect of a judgment, penalty or fine by reason of or arising, in whole or in part, out of or in connection with or incidental to (a) the fact the indemnified party: (i) is or was a director or officer of the Corporation; (ii) is or was acting at the Corporation’s request as a director or officer, or in a similar capacity, of any entity; or (b) anything done or not done by the indemnified party in any such capacity.  Such advance of moneys will be made by the Corporation only to the extent the Corporation receives a written demand from the indemnified party which must include: (x) affirmation of the indemnified party’s good faith belief that he or she is entitled to indemnification by the Corporation hereunder together with particulars of the costs to be covered by the advance of moneys by the Corporation; and (y) an undertaking from the indemnified party to repay all such advances if and to the extent that it is determined pursuant to a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) by a court of competent jurisdiction that the indemnified party was not entitled to indemnification hereunder or that the payment of such costs, charges or expenses was prohibited by applicable law.
4.02  Indemnity of others  Except as otherwise required by the Act and subject to Section 4.03, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.  The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.
4.03  Right of indemnity not exclusive  The provisions for indemnification contained in the by-laws will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and legal representatives.
4.04  No liability of directors or officers for certain matters  To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.
DIVISION 5
BANKING ARRANGEMENTS, CONTRACTS, ETC.
5.01  Banking arrangements  The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation’s behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.
5.02  Execution of instruments  Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any two persons each of whom is an officer or director of the Corporation and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality.  The board is authorized from time to time by resolution

(a)
to appoint any officer or any other person on behalf of the Corporation to sign by hand and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise and deliver specific contracts, documents or instruments in writing, and

(b)
to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation’s behalf to sign either by hand or by facsimile or mechanical signature or otherwise and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically.  The term “contracts, documents or instruments in writing” as used in the by-laws includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.
DIVISION 6
SHARES AND TRANSFERS
6.01  Dealings with registered holder Subject to the Act, the STA, the Civil Enforcement Act (Alberta) and this by-law, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.
6.02  Registration of transfers Subject to the Act and the STA, no transfer of a security shall be registered in a securities register except (a) upon presentation of the certificate (or, where applicable, other evidence of electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders) representing such security with an endorsement or completed stock power of attorney which complies with the STA made thereon or delivered therewith duly executed by an appropriate person as provided by the STA, together with such reasonable assurance that the endorsement is genuine and authorized as the board or the Corporation’s transfer agent may from time to time prescribe, (b) upon payment of all applicable taxes and any reasonable fees prescribed by the board, (c) upon compliance with such restrictions on transfer as are imposed by statute or the articles of the Corporation, (d) upon satisfaction of any lien referred to in section 6.06, and (e) upon compliance with and satisfaction of such other requirements as the Corporation or its transfer agent may reasonably impose.
6.03  Defaced, destroyed, stolen or lost security certificates In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced (together with the surrender of the defaced security certificate), destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this section 6.03 referred to as the “Corporation’s agent”, then to the Corporation and the Corporation’s agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by any officer of the Corporation, indemnifying the Corporation (and the Corporation’s agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and subject to compliance by such owner and the Corporation with the STA, a new security certificate shall be issued in replacement of the one defaced, destroyed, stolen or lost, and such issuance may be ordered and authorized by any officer or by the directors.
6.04  Enforcement of lien for indebtedness Subject to the STA, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or such shareholder’s legal representative for a debt of that shareholder to the Corporation, such lien may be enforced by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares. No such sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell on default shall have been served on the holder or such shareholder’s legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or such shareholder’s legal representative or as such shareholder shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser’s name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after the purchaser’s name or the name of the purchaser’s legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.
DIVISION 7
MISCELLANEOUS
7.01  Invalidity of any provisions of the by-laws  The invalidity or unenforceability of any provision of the by-laws will not affect the validity or enforceability of the remaining provisions of the by-laws.
6.02  Omissions and errors  The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.
DIVISION 7
REPEAL
7.01  Repeal  All previous by-laws of the Corporation are repealed as of the coming into force of the by-laws provided that such repeal will not affect the previous operation of any by-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal.  All officers and persons acting under any by-laws so repealed will continue to act as if appointed by the directors under the provisions of the by-laws or the Act until their successors are appointed.

This By-Law No. 1 was made by resolution of the directors of the Corporation as of March 9, 2017.
[This By-Law No. 1 was confirmed by ordinary resolution of the shareholders of the Corporation as of May 4, 2017.]

SCHEDULE B
AMENDED AND RESTATED STOCK OPTION PLAN

AMENDED AND RESTATED STOCK OPTION PLAN
1.	The Plan
The Board of Directors of Oncolytics Biotech Inc. (the “Corporation”) has adopted this Stock Option Plan (the “Plan”) governing the issuance of Options (as defined herein) of the Corporation to Eligible Persons (as defined herein).
2.	Purpose
The purpose of this Plan is to advance the interests of the Corporation by encouraging the Directors, Officers, Employees and Consultants to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.
3.	Definitions
(a)	“associate” has the meaning ascribed thereto in the TSX Policies.
(b)
“Board” means the board of directors of the Corporation as constituted from time to time and shall be deemed to include any committee thereof to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to Section 4 of this Plan.

(c)	“Change of Control” means:
(i)
the acceptance by the holders of Shares, representing in the aggregate of more than 50 percent (50%) of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares;

(ii)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of Shares, which together with such person’s then owned Shares, if any, represent more than 50 percent (50%) of the Corporation’s then outstanding Shares;

(iii)	the sale, lease or other disposition of all or substantially all of the assets of the Corporation;

(iv)
the passing of a resolution by the board of directors of the Corporation or shareholders of the Corporation to substantially liquidate assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement);

(v)
individuals who were members of the board of directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or, an item of business relating to the election of directors shall not constitute a majority of the board of directors of the Corporation following such election;

(vi)
the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii), (iv) or (v) referred to above; or

(vii)
a determination by the board of directors of the Corporation that there has been a change, whether by way of a change in the holding of the Shares, in the ownership of the Corporation’s assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

(d)	“Corporation” means Oncolytics Biotech Inc.
(e)	“Consultant” means an individual or Consultant Corporation, other than a Director, Officer or Employee, that:
(i)
is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or a subsidiary of the Corporation, other than services in relation to a distribution;

(ii)	provides the services under a written contract for an initial, renewable or extended period of twelve months or more; and
(iii)	spends or will spend a significant amount of time and attention on the affairs of the Corporation or a subsidiary of the Corporation.
(f)	“Consultant Corporation” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.
(g)	“Director” means a director of the Corporation or any subsidiary of the Corporation.
(h)	“Eligible Person” means a Director, Officer, Employee or Consultant of the Corporation or its subsidiaries.

(i)
“Employee” means a persons who would be considered an ‘employee’ under the Tax Act, or who works full-time or for a specified number of hours per week on a continuing regular basis and is subject to the same control and direction by the Corporation or a subsidiary of the company over the details and methods of work as an employee of the company, but for whom tax and other deductions are not made at source.

(j)	“Exchange” means the Toronto Stock Exchange and such other stock exchange(s) on which the Shares are then listed and posted for trading from time to time.
(k)	“insider” has the meaning ascribed thereto in the TSX Policies.
(l)	“insider participation limit” has the meaning ascribed thereto in the TSX Policies.
(m)
“Market Price” means the closing price of the Shares on the TSX (or, if the Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one Exchange, on such Exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board acting reasonably and in good faith) on the last trading date prior to the date of grant of an Option hereunder.

(n)	"Non-Employee Director" means any Director who is not also an Employee.
(o)	“Officer” means an officer of the Corporation.
(p)	“Option” means an option to purchase Shares granted pursuant to this Plan.
(q)	“Participant” means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.
(r)	“Plan” means this Stock Option Plan.
(s)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in the TSX Policies.
(t)
“Shares” means common shares in the capital of the Corporation and shall be deemed to include any other listed securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 17.

(u)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.
(v)	“TSX” means the Toronto Stock Exchange.
(w)	“TSX Policies” means the policies included in the TSX Company Manual.
4.	Administration
(a)	The Plan shall be administered by the Board and, for greater certainty, the board of directors of the Corporation shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the board of directors that has been assigned the responsibility of determining the Corporation’s policies with respect to executive compensation.
(b)
Subject to the terms and conditions set forth herein and the TSX Policies, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine.  In addition, the Board shall have the authority to:

(i)	construe and interpret this Plan and all option agreements entered into hereunder,
(ii)	prescribe, amend and rescind rules and regulations relating to this Plan; and
(iii)	make all other determinations necessary or advisable for the administration of this Plan.
All determinations and interpretations made by the Board shall be binding on all Participants and on their legal, personal representatives and beneficiaries.
(c)
Options shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve or authorize from time to time.

5.	Shares Subject to this Plan
(a)	Subject to Section 17, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.
(b)
The number of Shares reserved for issuance under this Plan and all other Security Based Compensation Arrangements in aggregate shall not exceed ten percent (10%) of the total number of issued and outstanding Shares from time to time.

(c)
If any Option granted under this Plan shall be exercised or shall expire or terminate for any reason without having been exercised in full, any Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

6.	Maintenance of Sufficient Capital
The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.
7.	Eligibility and Participation
The Board may from time to time, in its discretion, grant an Option to any Eligible Person, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the TSX Policies or the requirements of any other Exchange on which the Shares are listed require such approval.
8.	Exercise Price
Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time that the Option is granted.  No Option shall be granted with an Exercise Price at a discount to the Market Price.
9.	Number of Optioned Shares
The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other Security Based Compensation Arrangement, shall not exceed five percent (5%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis).
10.	Term
The period during which an Option may be exercised (the “Option Period”) shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:
(a)	no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;
(b)	the Option Period shall be automatically reduced in accordance with Sections 12 and 13 upon the occurrence of any of the events referred to therein; and
(c)
no Option in respect of which shareholder approval is required under the TSX Policies or the requirements of any other Exchange on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

Notwithstanding the foregoing, if the Option Period of an Option expires during a Blackout Period (as defined below) or within five (5) business days after a Blackout Period, such Option Period shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable Black Out Period.  For the purposes of this Plan, Blackout Period means, with respect to an Option, any period during which the holder of such Option is not permitted to trade Shares pursuant to the policies of the Corporation.
11.	Method of Exercise of Option
(a)
Except as set forth in Sections 12 and 13 or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, an Eligible Person.

(b)	Options may be exercised in whole or in part and may be exercised on a cumulative basis where a vesting limitation has been imposed at the time of grant.

(c)	Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:
(i)
a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised;  and

(ii)
a cash payment, cheque or bank draft, representing the full  purchase price of the Shares in respect of which the Option is exercised.  For greater certainty, the Corporation shall not provide financial assistance in regards to the exercise of an Option.

(d)
Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or his legal, personal representative) shall have then paid for.

(e)
In order to fulfill the Corporation’s obligations under the Tax Act in respect of withholding and remittance on account of tax payable by Participants on the exercise of Options under this Section 11, the Corporation shall advise each Participant, on receiving such Participant’s notice of intention to exercise, of the amount of such remittance (the “Remittance Amount”) required under the Tax Act.  Prior to the delivery of the Shares, the Corporation may, in its sole discretion:

(i)	require the Participant to pay to the Corporation, as an additional amount on the exercise of their Options, the Remittance Amount;
(ii)	withhold from any remuneration or consideration payable to the Participant an amount equal to the Remittance Amount;
(iii)
retain and sell on behalf of the Participant such number of Shares to obtain proceeds from the sale of such shares on the principal stock exchange on which the common shares are traded sufficient to satisfy the Remittance Amount; or

(iv)	any combination of the above.
Upon receipt or payment of this amount in the manner described above, the Corporation shall in accordance with Section 11(d) issue to the Participant the Shares (or in the case of subsection 11(d)(iii), the remaining Shares) for which the Option was exercised.
(f)
Notwithstanding anything else contained herein, each Participant shall be responsible for the payment of all applicable taxes, including, but not limited to, income taxes payable in connection with the exercise of any Options under this Plan and the Corporation, its Directors, Officers, Employees and agents shall bear no liability in connection with the payment of such taxes.

12.	Ceasing to be an Eligible Person
Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant shall cease to be an Eligible Person for any reason other than the termination for cause or the death or permanent disability of the Participant, such Participant’s Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant ceases to be an Eligible Person as to the then vested portion of the Option.
If a Participant ceases to be an Eligible Person as a result of the termination of such Participant for cause, effective as of the date notice is given to the Participant of such termination, all outstanding Option Agreements under which Options have been granted to such Participant shall be terminated and all rights to receive Shares thereunder shall be forfeited by such Participant, and the Participant shall not be entitled to receive any Shares or other compensation in lieu thereof.
Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall (i) confer upon such Participant any right to continue as a Director, Officer, Employee or Consultant of the Corporation or a subsidiary thereof, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a Director, Officer, Employee or Consultant of the Corporation or a subsidiary thereof, as the case may be.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised by a Participant that has ceased to be an Eligible Person, in the case of Options held by non-management Directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the original expiry date of the Options established at the time of grant.
13.	Death or Permanent Disability of a Participant
Subject to any written agreement between the Corporation and a Participant providing otherwise, if in the event of the death or permanent disability of a Participant, any Option previously granted to such Participant shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then only:
(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law;
(b)	to the extent that he was entitled to exercise the Option as at the date of the Participant’s death or permanent disability.
14.	Change of Control
Notwithstanding any other provision hereof, in the event of a Change of Control, all Options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the Options or this Plan for a period of time ending on the earlier of the expiry time of the Option and the ninetieth (90th) day following the Change of Control.

15.	Transferability
All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein.  The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant.  During the lifetime of a Participant any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable law.
16.	Amendment and Termination of Plan
(a)	The Board may, at any time, suspend or terminate this Plan.
(b)
Subject to Section 16(c) and 16(d), the Board may, at any time and from time to time, amend this Plan or any Option, subject to applicable TSX Policies and the requirements of any other Exchange on which the Shares are then listed, without the consent or approval from any Participant or shareholder of the Corporation (provided that no such amendment may be made that will materially prejudice the rights of any Participant under any Option previously granted to the Participant without consent by such Participant) including without limitation:

(i)	to amend, modify or terminate this Plan with respect to all Shares in respect of Options which have not yet been granted thereunder;
(ii)
to make any amendment of a “housekeeping nature”, including to make any amendment  typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan or any Option;

(iii)
to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Corporation or adding or amending provisions relating to a cashless exercise of Options;

(iv)
accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an insider), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;

(v)	adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from this Plan reserve; and
(vi)
to make any addition to, deletion from or alteration of the provisions of this Plan or any Option that are necessary to comply with applicable law, the TSX Policies, or the requirements of any other Exchange on which the Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan.

(c)
Notwithstanding Section 16(b), the Board may not, without approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of holders of Shares, amend this Plan or any Option to:

(i)	increase the number of Shares reserved for issuance pursuant to this Plan;
(ii)	extend eligibility to participate in this Plan to persons other than Eligible Persons;
(iii)	permit Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;
(iv)	permit awards other than Options to be made under this Plan;
(v)
amend or delete Section 10(a) to extend the term of any Option beyond the Option Period of such Option or allow for such Option to be exercisable for a period exceeding ten (10) years from the date the Option is granted, or extend any Option benefitting an insider other than as otherwise provided for under this Plan; or

(vi)
reduce the Exercise Price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same option-holder with a lower Exercise Price will be considered an amendment to reduce the Exercise Price of an Option); or

(vii)	change the insider participation limitation under this Plan; or
(viii)	amend this Section 16.
(d)
Notwithstanding Section 16(b), no amendment or revision to this Plan or any Option pursuant to Section 16(b) shall in any manner materially adversely affect the rights of any Participant under any Options granted under this Plan prior to such amendment or revision without such Participant’s consent.

17.	Necessary Approvals
(a)
The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or any Exchange on which the Shares are then listed.  If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

(b)
Without obtaining the approval of the shareholders of the Corporation in accordance with the TSX Policies or the requirements of any other Exchange on which the Shares are then listed, no Options shall be granted pursuant to this Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation, could result, at any time, in:

(i)	a number of Shares issuable pursuant to Options granted to insiders exceeding ten percent (10%) of the number of outstanding Shares at any time;
(ii)	the issuance within a one year period to insiders, of a number of Shares exceeding ten percent (10%) of the number of outstanding Shares; or
(iii)	the issuance to any one insider and such insider’s associates, within a one year period, of a number of Shares exceeding five percent (5%) of the number of outstanding Shares.
(c)	The total annual grant of Options to any one Non-Employee Director cannot exceed a grant value of $150,000.
18.	Stock Exchange Rules
This Plan and any option agreements entered into hereunder shall comply with the TSX Policies and the requirements of any other Exchange on which the Shares are then listed.
19.	Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.
20.	Notice
Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile or email transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (being currently 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7), Attention: Chief Financial Officer; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.
21.	Gender
Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.
22.	Interpretation
This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.
[DATED:  May 4, 2017]

SCHEDULE C
AMENDED AND RESTATED INCENTIVE SHARE PLAN

AMENDED AND RESTATED INCENTIVE SHARE AWARD PLAN
The Board of Directors of Oncolytics Biotech Inc. (the “Corporation”) has adopted this Incentive Share Award Plan (the “Plan”) governing the issuance of: (i) Restricted Share Awards to Eligible Persons; and (ii) Performance Share Awards to Employees.
1.	Purposes
The principal purposes of the Plan are as follows:
(a)	to retain and attract qualified directors, officers, employees and consultants for the Corporation;
(b)
to promote ownership of common shares of the Corporation by such directors, officers, employees and consultants and to encourage such persons to remain in the employ or service of the Corporation and put forth maximum efforts for the success of the affairs of the Corporation; and

(c)	to focus management of the Corporation on operating and financial performance and total long-term shareholder return.
2.	Definitions
Where used herein, the following terms shall have the following meanings, respectively:
(a)	“Black-Out Period” means any period during which the holder of a Share Award is not permitted to trade Shares pursuant to the policies of the Corporation.
(b)
“Board” means the board of directors of the Corporation as constituted from time to time and shall be deemed to include any committee thereof to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to Section 3 of this Plan.

(c)
“Business Day” means each day other than a Saturday, Sunday, a statutory holiday in Alberta or any day on which the principal chartered banks located in Calgary, Alberta are not open for business during normal business hours.

(d)
“Cessation Date” means, in respect of a Participant, the last day of active employment or service of the Participant with the Corporation, regardless of the reason for the cessation of employment or service and regardless of whether any or any adequate or proper advance notice of termination or resignation is provided in respect of such cessation of employment or service.

(e)	“Change of Control” means:
(i)
the acceptance by the holders of Shares, representing in the aggregate of more than 50 percent (50%) of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares;

(ii)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of Shares, which together with such person's then owned Shares, if any, represent more than 50 percent (50%) of the Corporation's then outstanding Shares;

(iii)	the sale, lease or other disposition of all or substantially all of the assets of the Corporation;
(iv)
the passing of a resolution by the board of directors of the Corporation or shareholders of the Corporation to substantially liquidate assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement);

(v)
individuals who were members of the board of directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or, an item of business relating to the election of directors shall not constitute a majority of the board of directors of the Corporation following such election;

(vi)
the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii), (iv) or (v) referred to above; or

(vii)
a determination by the board of directors of the Corporation that there has been a change, whether by way of a change in the holding of the Shares, in the ownership of the Corporation's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

"Consultant" means an individual or Consultant Corporation, other than an Employee or a Non-Employee Director, that:

(a)
is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or a subsidiary of the Corporation, other than services in relation to a distribution;

(b)	provides the services under a written contract for an initial, renewable or extended period of twelve months or more; and
(c)	spends or will spend a significant amount of time and attention on the affairs of the Corporation or a subsidiary of the Corporation.
(d)	"Consultant Corporation" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.
(e)	“Eligible Person” means an Employee, a Non-Employee Director or a Consultant.
(f)
"Employee" means a persons who would be considered an 'employee' under the Tax Act, or who works full-time or for a specified number of hours per week on a continuing regular basis and is subject to the same control and direction by the Corporation or a subsidiary of the company over the details and methods of work as an employee of the company, but for whom tax and other deductions are not made at source.

(g)	“Exchange” means the TSX and such other stock exchange(s) on which the Shares are then listed and posted for trading from time to time.
(h)	“Grant Date” means the grant date for a Share Award.
(i)	"insider" has the meaning ascribed thereto in the TSX Policies.
(j)	"insider participation limit" has the meaning ascribed thereto in the TSX Policies.
(k)	“Issue Date” means the date on which Shares are issued to a Participant in respect of a Share Award following completion of the applicable Vesting Period.
(l)	“Non-Employee Director” means any director of the Corporation (including, for greater certainty, any subsidiary of the Corporation) who is not also an Employee.
(m)	"Officer" means an officer of the Corporation.
(n)	“Participant” means an Eligible Person to whom a Share Award has been granted.
(o)
“Performance Criteria” means any performance-related measures or criteria as determined by the Board in its sole discretion at Grant Date to be taken into consideration over the Vesting Period of a Performance Share Award for purposes of determining the applicable Vesting Percentage, which measures or criteria may include, the Corporation’ performance compared to identified operational or financial targets, the Corporation’ shareholder return, and any such other performance-related measures or criteria matters as the Board may determine, in its sole discretion.
(p)
“Performance Share Award” means an award to an Employee under the Plan pursuant to which Shares shall be issued on the Issue Dates, as applicable, determined in accordance with Section 5 hereof, based upon achieving the applicable Performance Criteria and subject to adjustment in accordance with the terms of the Plan.

(q)
“Restricted Share Award” means an award to an Eligible Person under the Plan pursuant to which Shares shall be issued on the Issue Dates, as applicable, determined in accordance with Section 5 hereof, subject to adjustment in accordance with the terms of the Plan.

(r)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in the TSX Policies.
(s)	“Share” mean a common share in the capital of the Corporation.
(t)	“Share Award” means a Performance Share Award or Restricted Share Award, as applicable.
(u)	“Share Award Agreement” has the meaning set forth in Section 5 hereof.
(v)	“Shareholder” means a holder of Shares.
(w)	“TSX” means the Toronto Stock Exchange.
(x)	“TSX Policies” means the policies included in the TSX Company Manual.
(y)
“Vested” means the applicable Vesting Period having been completed and additionally in the case of Performance Share Awards, the applicable Performance Criteria in relation to a whole or percentage of the number of Shares covered by such Performance Share Award determined by the Board having been met, where “Vesting” (or any applicable derivative term) has a comparable meaning.

(z)
“Vesting Percentage” means the percentage of outstanding Performance Share Awards that will vest based upon the relative achievement of the Performance Criteria for such award during the Vesting Period, where such percentage will range from 0 percent to 100 percent reflecting the Board’s determination, in its sole discretion, of the achievement of the Performance Criteria.

(aa)
“Vesting Period” means the period over which Share Awards granted under the Plan shall vest in accordance with Section 5(b)(i), subject to adjustment or modification pursuant to the terms and conditions of the Plan.

3.	Administration
(a)	The Plan shall be administered by the Board and, for greater certainty, the board of directors of the Corporation shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the board of directors that has been assigned the responsibility of determining the Corporation’s policies with respect to executive compensation. The Board shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan including, without limitation, the authority to:
(i)	grant Restricted Share Awards to Eligible Persons and Performance Share Awards to Employees;
(ii)	determine the Grant Date for Share Awards;
(iii)	determine the Eligible Persons who may participate in this Plan and designate any officer or employee of the Corporation as being an Employee under this Plan;
(iv)	determine Performance Criteria applicable to any Performance Share Award;
(v)	approve the form and determine the terms and provisions of Share Award Agreements (which need not be identical) entered into in connection with Share Awards;
(vi)	interpret the Plan and the Share Award Agreements;
(vii)	prescribe, amend and rescind rules and regulations relating to the Plan;
(viii)	determine whether and the extent to which adjustments shall be made pursuant to the Plan; and
(ix)	make all other determinations deemed necessary or advisable for the administration of the Plan.
(b)
For greater certainty and without limiting the discretion conferred on the Board pursuant to this Section 3, the Board’s decision to approve the grant of a Share Award in any period shall not require the Board to approve the grant of a Share Award to any Participant in any other period; nor shall the Board’s decision with respect to the amount or terms and conditions of a Share Award in any period require it to approve the grant of a Share Award of the same or similar amount or with the same or similar terms and conditions to any Participant in any other period. The Board shall not be precluded from approving the grant of a Share Award to any Participant solely because such Participant may previously have been granted a Share Award under this Plan or any other Security Based Compensation Arrangement. No Participant has any claim or right to be granted a Share Award.  There is no obligation for uniformity of treatment of Non-Employee Directors, Employees or Consultants, or any group of Non-Employee Directors, Employees or Consultants.

(c)	Any interpretation, rule, regulation, determination or other act of the Board hereunder shall be made in its sole discretion and shall be final and conclusively binding upon the Corporation and all persons affected by the Plan. No member of the Board shall be liable for any action or determination made in good faith pursuant to the Plan or any instrument of grant evidencing any Share Award awarded under the Plan.
4.	Reservation of Shares; Participation Limits
(a)
The number of Shares reserved for issuance under the Plan and all other Security Based Compensation Arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares from time to time.

(b)	The number of Shares issuable to Insiders at any time, under all Security Based Compensation Arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares.
(c)	The number of Shares issued to Insiders, within any one-year period, under all Security Based Compensation Arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares.
(d)
The number of Shares reserved for issuance under all Security Based Compensation Arrangements of the Corporation  to any one Participant shall not exceed 5% of the total number of issued and outstanding Shares.

(e)	Notwithstanding any other provision of this Plan, Performance Share Awards may only be granted to Employees.
(f)
Share Awards that are vested and redeemed, or are cancelled, terminated or expire prior to the settlement of all or a portion thereof, shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Share Awards pursuant to this Plan.

(g)
The maximum number of Shares that may be reserved for issuance to Non-Employee Directors pursuant to Restricted Share Awards under the Plan is 1% of the Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Shares reserved for issuance to such Non-Employee Director under any other Security Based Compensation Arrangement, and the total annual grant of Restricted Share Awards to any one Non-Employee Director cannot exceed a grant value of $150,000 (less the amount awarded to such Non-Employee Director in the year pursuant to any other Security Based Compensation Arrangement).

5.	Terms and Conditions of Share Awards
Each Share Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Corporation and the Participant or an award letter from the Corporation to the Participant (a “Share Award Agreement”) which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions as the Board, in its discretion, shall establish):

(a)	Number of Share Awards - The Board may determine the number of Share Awards to be awarded to a Participant in its sole discretion.
(b)	Vesting of Share Awards -
(i)
Unless otherwise determined by the Board, the Vesting Period in respect of Share Awards granted hereunder shall be three (3) years from the Grant Date of such Share Awards. The Board may, in its sole discretion, accelerate the vesting of all or any Share Awards at any time and from time to time.

(ii)
Upon vesting, each Restricted Share Award and each Performance Share Award (following application of the applicable Vesting Percentage) so vested will entitle the holder to receive one Share (subject to adjustment in accordance with the terms of this Plan) on the applicable Issue Date.  For greater certainty, a Participant shall have no right to receive any Shares or other consideration in respect of any Performance Share Awards other than for the Vesting Percentage of such Performance Share Awards.

(iii)
The Board shall determine the Performance Criteria for each grant of Performance Share Awards at the time of the grant of the award and, the Board shall, as soon as reasonably practicable following the completion of the Vesting Period applicable to a particular grant of Performance Share Awards determine, in its sole discretion, the applicable “Vesting Percentage”.

(iv)
Notwithstanding any other provision of this Plan, no term or condition of a grant of Share Awards hereunder or any Share Award Agreement may have the effect of causing any Shares to be issued pursuant to any Share Award under the Plan to a Participant in satisfaction of such Participant’s Performance Share Awards under the Plan (or any portion thereof) to occur after December 31 in the third (3rd) calendar year following the calendar year in respect of which such Share Awards were granted.

(c)
Issuance of Shares - Shares that are issuable to the Participant on the Issue Date shall be issued from treasury as fully paid and non-assessable Shares. No fractional Shares will be issued and all fractional entitlements shall be rounded down to the nearest whole number.

(d)
Delivery of Shares - The Issue Date shall occur as soon as practicable and in any event within 31 days following the completion of the Vesting Period applicable to a Share Award.  Subject to the remainder of this Section 5(d), on the Issue Date, the Corporation will issue from treasury to the Participant that number of Shares to which the Participant is entitled to receive in respect of such Share Award in accordance with this Section 5, subject to Section 7 hereof, and sent by pre-paid mail or delivered to the Participant. Notwithstanding the foregoing, if on the Issue Date a Black-Out Period has been imposed upon a Participant which is still in effect, then the Issue Date shall not occur until the date which is the tenth (10th) business day after the last day of the applicable Black Out Period.

(e)
Change of Control - Unless otherwise determined by the Board in its sole discretion, upon a Change of Control, all unvested Share Awards shall become automatically vested (in the case of Performance Share Awards, with a deemed Vesting Percentage of 100). Shares issuable in respect of Share Awards shall be, and shall be deemed to be, issued to Participants effective immediately prior to the completion of the transaction which would result in the Change of Control unless issued prior thereto in accordance with this Plan.

(f)
Board Discretion - Notwithstanding anything else in this Plan, the Board may, in its sole discretion, but subject to the limits described in Sections 4 and 9  hereof and any other applicable requirements of the Exchange or other regulatory authority:

(i)
make any additional adjustments to the Vesting Percentage (in respect of any Performance Share Awards) or the number of Shares to be issued or delivered to a Participant in connection with any Share Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan;

(ii)	change the Issue Date (including amending the Vesting Period related thereto) for all or any Share Awards at any time and from time to time; and
(iii)
otherwise amend or modify the terms and conditions regarding any grant of Share Awards or payments in respect of any Share Awards hereunder, provided, however, that no such amendment or modification may, without the consent of the affected Participant, impair or adversely affect a Share Award granted to the Participant under the Plan prior to the date of such amendment or modification.

(g)	Effect of Certain Changes - In the event:
(i)	of any change in the Shares through subdivision, consolidation, reclassification, recapitalization or similar transaction; or
(ii)
that any rights are granted to Shareholders to purchase Shares at prices substantially below fair market value, and such events do not constitute a Change of Control, then, in any such case, the Board may make such adjustments to the Plan, to any Share Awards and to any Share Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants hereunder.

(h)
Ceasing to be an Eligible Person - Unless otherwise determined by the Board or unless otherwise expressly set forth in a Share Award Agreement pertaining to a particular Share Award or any written employment or other agreement governing a Participant’s role as an Eligible Person, the following provisions shall apply in the event that a Participant ceases to be an Eligible Person:

(i)	Termination for Cause – If a Participant ceases to be an Eligible Person as a result of the termination of such Participant for cause, effective as of the date notice is given to the Participant of such termination, all outstanding Share Awards Agreements under which Share Awards have been granted to such Participant shall be terminated and all rights to receive Shares thereunder shall be forfeited by such Participant, and the Participant shall not be entitled to receive any Shares or other compensation in lieu thereof.
(ii)
Voluntary Resignation - If a Participant voluntarily ceases to be an Eligible Person for any reason other than as a result of the death, permanent disability or retirement of the Participant as set forth in Section 7(h)(iii), effective as of the date notice is given by the Participant of such resignation, unless otherwise determined by the Board, all outstanding Share Award Agreements under which Share Awards have been made to such Participant shall be terminated and all rights to receive Shares thereunder shall be forfeited by the Participant, and the Participant shall not be entitled to receive any Shares or other compensation in lieu thereof.

(iii)
Termination Upon Death or Permanent Disability or Retirement - Upon the death, permanent disability or retirement of a Participant (other than the early retirement of an Eligible Employee), all outstanding Share Award Agreements under which Share Awards have been made to such Participant prior to the Cessation Date shall immediately vest as of the Cessation Date, and the Issue Date in respect of all Share Awards held by such Participant shall be the earlier of: (A) the 90th day following the Cessation Date; and (B) the original Issue Date contemplated by Section 5(d) of this Plan.

(iv)
Termination not for Cause - If a Participant ceases to be an Eligible Person other than as set forth in Sections 7(h)(i), (ii) or (iii), effective as of the Cessation Date all Share Awards awarded to such Participant under any outstanding Share Award Agreements shall fully vest effective as of the Cessation Date, unless otherwise determined by the Board. On the applicable Issue Date in respect of such Share Awards, the Participant shall be entitled to receive the number of Shares equal to the number of Share Awards granted multiplied by a fraction (A) the numerator of which is the number of days from the Grant Date in respect of the applicable Share Award to the Cessation Date; and (B) the denominator of which is the total number of days comprising the Vesting Period in respect of such Share Award. In such circumstances, the Vesting Percentage in respect of Performance Share Awards shall be determined as of the Cessation Date.  The Issue Date in respect of any such Awards shall be the earlier of: (A) the 90th day following the Cessation Date; and (B) the original Issue Date contemplated by Section 5(d) of this Plan.

(i)
Rights as a Shareholder - Until the Shares underlying any Share Award have been issued in accordance with the terms of the Plan, the Participant to whom such Share Award has been made shall not possess any incidents of ownership of such Shares including, for greater certainty and without limitation, the right to exercise voting rights in respect of such Shares. Such Participant shall only be considered a Shareholder in respect of such Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.
6.	Ratification and Approval by Shareholders
Notwithstanding any other provision of this Plan:
(a)	no Shares may be issued pursuant to any Share Award until the Plan has been approved by the Shareholders at a duly called meeting of the Shareholders; and
(b)
any grants of Share Awards by the Board prior to the Plan being approved by the Shareholders must be ratified by the Shareholders at the meeting of the Shareholders at which the Shareholders approve the Plan.

7.	Withholding Taxes
When a Participant or other person becomes entitled to receive Shares under any Share Award, the Corporation shall have the right to require the Participant or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:
(a)	the tendering by the Participant of cash payment to the Corporation in an amount equal to the total withholding tax obligation;
(b)
the withholding or sale by the Corporation from the Shares otherwise due to the Participant, of such number of Shares having a value determined by the Corporation in its sole discretion, acting reasonably, equal to the amount of the total withholding tax obligation (and in the case of a treasury issuance of Shares to settle Share Awards hereunder, such sale of Shares shall be automatically made on or as soon as practicable after the applicable Issue Date for the purposes of satisfying withholding tax obligations, unless otherwise agreed to by the Corporation and the Participant);

(c)	the withholding by the Corporation from any cash payment otherwise due to the Participant of such amount of cash as is equal to the amount of the total withholding tax obligation; or
(d)	any other method determined by the Corporation in its sole discretion, acting reasonably, provided, however, that the sum of any cash so paid or withheld and the value of any Shares so withheld or sold is, sufficient, in the reasonable estimation of the Corporation, to satisfy the total withholding tax obligation.
8.	Non-Transferability
The right to receive Shares pursuant to a Share Award granted to a Participant may only be settled by such Participant personally or through the Participant’s personal representative or estate and no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
9.	Amendment and Termination of Plan
(a)	The Board may, at any time, suspend or terminate this Plan.
(b)
Subject to Section 9(c), the Board may, at any time and from time to time, amend this Plan or any Share Award, subject to applicable TSX Policies and the requirements of any other Exchange on which the Shares are then listed, without the consent or approval from any Participant or shareholder of the Corporation, including without limitation:

(i)	to amend, modify or terminate this Plan with respect to all Shares in respect of Share Awards which have not yet been granted thereunder;
(ii)
to make any amendment of a "housekeeping nature", including to make any amendment  typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan or any Share Award; and

(iii)
to make any addition to, deletion from or alteration of the provisions of this Plan or any Share Award that are necessary to comply with applicable law, the TSX Policies, or the requirements of any other Exchange on which the Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan.

(c)	Notwithstanding Section 9(b), the Plan or any Share Award may not be amended without Shareholder approval to:
(i)	increase the number of Shares issuable pursuant to outstanding Share Awards at any time pursuant to Section 4 hereof;
(ii)	change the insider participation limitation under this Plan;
(iii)	expand the categories of individuals contained in the definition of "Employee" who are eligible to participate in the Plan;
(iv)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of this Plan;
(v)
permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

(vi)	amend this Section 9.
(d)
In addition, no amendment to the Plan or Share Awards granted pursuant to the Plan may be made without the consent of the Participant, if such amendment adversely alters or impairs the rights of any Participant in respect of any Share Award previously granted to such Participant under the Plan.

10.	Miscellaneous
(a)	Effect of Headings - The Section headings contained herein are for convenience only and shall not affect the construction hereof.
(b)
Compliance with Legal Requirements - The Corporation shall not be obliged to issue any Shares if such issuance would violate any law or regulation or any rule of any government authority or Exchange.  The Corporation, in its sole discretion, may postpone the issuance or delivery of Shares under any Share Award as the Board may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Share Awards hereunder in accordance with any such requirements.

(c)
No Right to Continued Employment - Nothing in the Plan or in any Share Award Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Corporation, to be entitled to any remuneration or benefits not set forth in the Plan or a Share Award Agreement or to interfere with or limit in any way the right of the Corporation to terminate Participant’s employment or service arrangement with the Corporation.

(d)	Expenses - All expenses in connection with the Plan shall be borne by the Corporation.
(e)
Governing Language -This Plan is drawn up in the English language and each notice, instrument, certificate or other communication to be given under or in connection with this Plan shall be in the English language. If this Plan or any notice, instrument, certificate or other communication is translated into any other language, the English language text shall prevail.

(f)
Market Fluctuations - No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Shares which impacts the Share Award, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation makes no representations or warranties to a Participant with respect to the Plan or the Share Awards whatsoever. In seeking the benefits of participation in the Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Shares and all other risks associated with the holding of Share Awards.

(g)
Currency - Any payments and benefits under the Plan to be paid in cash shall be determined in the lawful currency of Canada and paid in the local currency of the Participant’s country of residence using the currency exchange rate available to the Corporation at the time of payment.

(h)
Participation is Voluntary; No Additional Rights - Participation in the Plan shall be entirely voluntary and any decision by a Participant not to participate shall not affect any Participant’s employment or service with the Corporation.  In such instance where a Participant provides notice in writing to the Corporation of his or her intent to not participate in a Share Award, such award shall be immediately terminated and the Participant shall not be eligible to receive any form of in lieu compensation.

11.	Governing Law
The Plan shall be governed by, interpreted and construed in accordance with the laws in force in the Province of Alberta.
12.	Effective Date
This Plan shall take effect on May [4], 2017. The issuance of Shares under the Plan is subject to the acceptance of the Plan by the Exchange and any other relevant regulatory authorities and approval of the Shareholders.

SCHEDULE D
MANDATE OF THE BOARD OF DIRECTORS

ONCOLYTICS BIOTECH INC.
MANDATE OF THE BOARD OF DIRECTORS
1.	Policy Statement
The Board of Directors (the "Board") of Oncolytics Biotech Inc. (the "Corporation") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.
The President and Chief Executive Officer (the “CEO”) and senior management of the Corporation (“Management”) have responsibility to formulate strategies and plans and present them to the Board for approval.  The Board:
•	approves the goals of the business;
•	approves the objectives and policies within which the business of the Corporation is managed;
•	assumes a stewardship role; and
•	evaluates Management’s performance.
The CEO keeps the Board fully informed of the Corporation’s progress towards the achievement of its goals and of all material deviations from the goals and objectives and policies established by the Board.
2.	Composition and Operation
(a)	The Board will consist of a minimum of 1 and a maximum of 11 directors, in accordance with the Articles of Incorporation of the Corporation.
(b)
The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who: (i) meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101; (ii) is independent of management; and (iii) is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

(c)
The Board should consist of professional and competent members with an appropriate mix of skills and abilities to ensure that the Board carries out its duties and responsibilities in the most effective manner and that the Corporation meets its legal, financial and operational duties and objectives.

(d)	The Board will adopt, maintain and periodically review a Board Diversity Policy.
(e)	At least ¼ of the members of the Board must be resident Canadians, in accordance with the Business Corporations Act (Alberta).
(f)
An individual who has served on the Board for a period of twelve (12) years shall not be eligible to be nominated for re-election to the Board unless an exception to the term limit of twelve (12) years is recommended by the Board.

Chair:
The members of the Board shall elect an independent Chair from among the independent members of the Board and the Chair shall preside at all meetings of the Board.  The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments.  In addition, the responsibility of the Chair is to ensure the independence of the Board in the
Reviewed and Approved by the Board March 9, 2017	Page 1 of 7

discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the CEO on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the CEO, or personal liability matters.
Delegation:
The Board operates by delegating certain of its authorities to Management and by reserving certain powers to itself.  The Board retains the responsibility of managing its own affairs including selecting its Chair, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors.  Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may establish committees of the Board, delegate powers, duties and responsibilities to such committees and seek the advice of such committees.  The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time.  The Board has presently established the following committees: the Audit Committee, the Governance Committee, the Compensation Committee and the Science and Technology Committee.
3.	Responsibilities
The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests that its other stakeholders such as employees, customers and communities may have in the Corporation.  In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.
The Board is accountable to shareholders.  In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders.  The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board's accountability.
4.	External Advisors
If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Board that the Board obtains the advice and counsel of external advisors, the Board may engage the necessary advisors.
5.	Specific Duties
Legal Requirements
(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.
(b)	The Board has the statutory responsibility to:
(i)	manage the business and affairs of the Corporation;
(ii)	act honestly and in good faith with a view to the best interests of the Corporation;
(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and
(iv)
act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

Reviewed and Approved by the Board March 9, 2017	Page 2 of 7

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to Management or to a committee of the Board:
(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders, including the adoption, amendment or repeal of by-laws;
(ii)	the filling of a vacancy among the Directors;
(iii)	the issuance of securities;
(iv)	the declaration of dividends;
(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;
(vi)
the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;
(viii)	the approval of the audited annual financial statements;
(ix)	review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation; and
(x)
All material significant transactions, including, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Corporation or of another entity by the Corporation, or any similar form of business combination and the establishment of any credit facilities and any other long-term debt commitments, including the approval of any agreements, circulars or other documents in connection therewith.

Managing the Affairs of the Board
(a)	The Board manages the affairs of the Board including:
(i)	appointing committees and advisory bodies, including those listed in Section 2;
(ii)	establishing the terms of reference of, delegating responsibilities to and seeking advice of the committees;
(iii)	approving terms of reference for the Chair and individual directors;
(iv)	implementing processes to evaluate the performance of the Board, the Committees and individual directors in fulfilling their respective responsibilities;
(v)	implementing processes for new director orientation and ongoing director development;
(vi)	appointing the Corporate Secretary;
(vii)	implementing effective governance processes to fulfill its responsibility for oversight; and
(viii)	making recommendations to the shareholders in the following areas:
(A)	director nominees;
(B)	appointment of the external auditors; and
(C)	any special business items to be addressed by shareholders that may be brought forward to the Board from time to time.
Independence
(b)	The Board has the responsibility to:
Reviewed and Approved by the Board March 9, 2017	Page 3 of 7

(i)	implement appropriate structures and procedures to permit the Board to function independently of Management;
(ii)	schedule meetings of the independent board members separately from Management and Management directors as part of each regularly scheduled board meeting;
(iii)
implement appropriate procedures to enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances, while ensuring there is no conflict of interest and that at least the independent directors are aware of and approve the engagement.

Strategy Determination
(a)	The Board shall:
(i)	participate with Management in developing and adopting the Corporation’s strategic planning process, including:
(A)	providing input to Management on emerging trends and issues;
(B)	reviewing and approving on an annual basis Management’s strategic plan, which takes into account, among other things, the opportunities and risks of the business of the Corporation; and
(C)	reviewing and approving on an annual basis the Corporation’s financial objectives, plans and actions;
(ii)	approve annual capital and operating budgets which support the Corporation’s ability to meet the objectives established in the strategic plan; and
(iii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.
Managing Risk
(a)
The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(b)	The Board has the responsibility to:
(i)	with the assistance of the Audit Committee, monitors corporate financial performance against operating and capital plans;
(ii)
receive, at least annually, reports from Management and, where applicable, from Committees, on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights and related party transactions.

Management and Human Resources
(a)	With the assistance of the Compensation Committee, the Board is responsible for:
(i)	appointment, termination and succession of the Chief Executive Officer ("CEO");
(ii)	approving CEO compensation;
(iii)	approving terms of reference for the CEO;
(iv)	monitoring CEO performance and reviewing CEO performance at least annually against agreed upon written objectives;
Reviewed and Approved by the Board March 9, 2017	Page 4 of 7

(v)	providing advice and counsel to the CEO on the execution of the CEO’s duties;
(vi)	approving material decisions relating to Management, including:
(A)	appointment and termination of executive officers; and
(B)	compensation and benefits to executive officers;
(vii)	satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation;
(viii)	ensuring succession planning programs are in place, including programs to train, develop and monitor continuity in Management;
(ix)	implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation addressing:
(A)	conflicts of interest and the procedures to identify and manage with conflicts of interest;
(B)	protection and proper use of corporate assets and opportunities;
(C)	confidentiality of corporate information;
(D)	compliance with applicable laws, rules and regulations; and
(E)	reporting of any illegal or unethical behavior.
(x)	ensure that the Corporation has a high regard for the environment and has in place appropriate programs and policies;
(xi)	ensure that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.
Reporting and Communication
(a)	The Board has the responsibility to :
(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;
(ii)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
(iii)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;
(iv)	verify the timely reporting of any other developments that could have a significant and material impact on the value of the Corporation; and
(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.
Monitoring and Acting
(a)	The Board has the responsibility to:
(i)	review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;
(ii)	verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;
Reviewed and Approved by the Board March 9, 2017	Page 5 of 7

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;
(iv)	monitor the Corporation’s progress towards its goals and objectives and revise and alter its direction through management in response to changing circumstances;
(v)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant;
(vi)
receive reports from management related to significant changes in the intellectual property portfolio of the Corporation and to monitor disposition and abandonment of any significant parts of the intellectual property portfolio of the Corporation; and

(vii)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.
6.	Other Activities
(a)	The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.
(b)	The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.
(c)	The Board shall assess on an annual basis, the adequacy of this Mandate and the performance of the Board.
7.	Date of Mandate
This Mandate was last reviewed and approved by the Board on March 9, 2017.
Reviewed and Approved by the Board March 9, 2017	Page 6 of 7